Exhibit 99.1

Intercorp Financial Services Inc.

Second Quarter 2021 Earnings

Lima, Peru, August 11, 2021. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter 2021. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Another strong quarter, ROAE at 20.0%

•	1H21 earnings of S/ 984 million and 21.7% ROAE
•	17.2% YoY growth in revenues in 1H21
•	Efficiency ratio of 31.2% in 1H21, improving 190 bps YoY
•	Solid capitalization, strong liquidity and manageable dollarization
•	Digital indicators continue to support IFS’ strategy

Interbank: Earnings continue to build up, 18.8% ROAE in 1H21

•	Accelerated growth in retail loans in 2Q21, gaining 20 bps market share
•	14.5% market share in retail deposits, up 40 bps QoQ
•	First quarter with improving NIM since the pandemic started, up 20 bps QoQ
•	2nd consecutive quarter with cost of risk below pre COVID-19 levels
•	Recovery in expenses driven by activity with continued focus on efficiency

Interseguro: Solid profits in 1H21 drove ROAE up to 50.0% due to higher results from investments

•	Another quarter with strong ROIP at 7.7%
•	Gross premiums plus collections increased 7.4% QoQ, regular annuities picking up
•	Strong gain in annuities market share to 31.2% in 2Q21

Inteligo: 30% ROAE for 2nd consecutive quarter

•	Significant YoY growth in 1H21 revenues mainly driven by other income and net interest income
•	Other income positively affected by M2M on the investment portfolio
•	AUM & deposits grew 7.3% QoQ and 20.7% YoY

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	06.30.20	03.31.21	06.30.21	%chg 06.30.21/ 03.31.21	%chg 06.30.21/ 06.30.20
Assets
Cash and due from banks and inter-bank funds	15,156.3	19,260.5	19,410.4	0.8%	28.1%
Financial investments	21,198.7	24,678.8	24,278.1	(1.6)%	14.5%
Loans, net of unearned interest	42,061.8	43,491.4	43,875.2	0.9%	4.3%
Impairment allowance for loans	(2,731.3)	(2,654.5)	(2,467.0)	(7.1)%	(9.7)%
Property, furniture and equipment, net	899.3	814.8	788.6	(3.2)%	(12.3)%
Other assets	5,195.1	4,451.2	4,654.3	4.6%	(10.4)%
Total assets	81,779.8	90,042.3	90,539.7	0.6%	10.7%
Liabilities and equity
Deposits and obligations	44,144.7	49,396.1	49,491.7	0.2%	12.1%
Due to banks and correspondents and inter-bank funds	7,997.7	9,003.3	9,027.4	0.3%	12.9%
Bonds, notes and other obligations	7,495.4	8,020.4	8,250.9	2.9%	10.1%
Insurance contract liabilities	11,803.0	11,768.3	11,567.7	(1.7)%	(2.0)%
Other liabilities	2,502.1	2,932.8	2,883.0	(1.7)%	15.2%
Total liabilities	73,943.0	81,121.0	81,220.8	0.1%	9.8%
Equity, net
Equity attributable to IFS' shareholders	7,795.0	8,874.9	9,271.5	4.5%	18.9%
Non-controlling interest	41.8	46.4	47.4	2.3%	13.4%
Total equity, net	7,836.8	8,921.3	9,318.9	4.5%	18.9%
Total liabilities and equity net	81,779.8	90,042.3	90,539.7	0.6%	10.7%

Intercorp Financial Services’ net profit was S/ 455.6 million in 2Q21, compared to profits of S/ 528.7 million in 1Q21 and a loss of S/ -457.3 million in 2Q20.

It is worth mentioning that IFS’ results in 2Q20 were affected by (i) the negative impact on interest income from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in our banking segment, for S/ 136.6 million or S/ 96.3 million after taxes in such quarter; and (ii) the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic in 2Q20.

IFS’s annualized ROAE was 20.0% in 2Q21, below the 23.7% registered in 1Q21 but representing a clear improvement in profitability compared to the situation in 2Q20.

Intercorp Financial Services’ P&L statement

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Interest and similar income	1,043.5	1,085.7	1,112.3	2.5%	6.6%
Interest and similar expenses	(308.2)	(251.8)	(244.9)	(2.8)%	(20.6)%
Net interest and similar income	735.2	833.9	867.5	4.0%	18.0%
Impairment loss on loans, net of recoveries	(1,290.5)	(189.0)	(177.8)	(5.9)%	(86.2)%
Recovery (loss) due to impairment of financial investments	(11.9)	47.2	(7.8)	n.m.	(34.7)%
Net interest and similar income after impairment loss	(567.2)	692.1	681.9	(1.5)%	n.m.
Fee income from financial services, net	142.6	201.3	200.6	(0.3)%	40.7%
Other income	187.3	387.7	268.1	(30.8)%	43.1%
Total premiums earned minus claims and benefits	(65.3)	(117.9)	(45.9)	(61.0)%	(29.7)%
Net Premiums	119.6	211.9	225.0	6.2%	88.2%
Adjustment of technical reserves	(3.9)	(88.9)	(46.0)	(48.3)%	n.m.
Net claims and benefits incurred	(181.0)	(240.9)	(225.0)	(6.6)%	24.3%
Other expenses	(415.9)	(512.0)	(525.8)	2.7%	26.4%
Income before translation result and income tax	(718.5)	651.0	578.9	(11.1)%	n.m.
Translation result	(5.7)	(30.6)	(20.5)	(32.9)%	n.m.
Income tax	266.9	(91.7)	(102.8)	12.1%	n.m.
Profit for the period	(457.3)	528.7	455.6	(13.8)%	n.m.
Attributable to IFS' shareholders	(453.5)	526.3	453.4	(13.8)%	n.m.
EPS	n.m.	4.56	3.93
ROAE	n.m.	23.7%	20.0%
ROAA	n.m.	2.4%	2.0%
Efficiency ratio	33.3%	30.0%	32.4%

Quarter-on-quarter performance

Profits decreased 13.8% QoQ mainly due to lower other income at Interseguro and Interbank, in addition to a negative performance in results due to impairment of financial investments at Interseguro. Moreover, higher other expenses across all subsidiaries and a higher effective tax rate at Interbank also contributed to reduce IFS’ net profit compared to 1Q21. These effects were partially compensated by an improvement in the insurance’s net underwriting result, as well as by higher net interest and similar income across all subsidiaries.

Net interest and similar income increased S/ 33.6 million QoQ, or 4.0%, mainly as a result of higher interest on financial investments and loans at Interbank, higher return of the fixed income portfolio and incremental dividends at Interseguro, and lower funding costs at Inteligo. These factors were partially offset by a reduction in interest on due from banks and inter-bank funds at Interbank.

Impairment loss on loans decreased 5.9% QoQ, mainly due to lower provision requirements in both retail and commercial loan books at Interbank. Furthermore, Interseguro reported a negative performance in results due to impairment of financial investments, mostly related to a reversion of provision for impairment on a fixed income instrument that occurred in 1Q21.

Net fee income from financial services remained relatively stable QoQ, as higher commissions at Interbank were offset by lower fees at Inteligo.

Other income decreased S/ 119.6 million QoQ, or 30.8%, mainly attributable to lower net gain on sale of financial investments at Interseguro and Interbank, in addition to lower valuation gain from investment property at Interseguro. These effects were partially offset by higher mark-to-market valuations on proprietary portfolio investments at Inteligo.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly improvement of S/ 72.0 million, mainly explained by reductions of S/ 42.9 million in adjustment of technical reserves and S/ 15.9 million in net claims and benefits incurred, as well as by an increase of S/ 13.1 million in net premiums.

Other expenses increased S/ 13.8 million QoQ, or 2.7%, mainly attributed to (i) higher salaries and employee benefits at Interbank; (ii) the effect of a higher foreign exchange rate in certain cost components and an increase in total headcount at Inteligo; and (iii) higher administrative expenses at Interseguro.

3

IFS’ effective tax rate increased, from 14.8% in 1Q21 to 18.4% in 2Q21, as a result of a higher effective tax rate at Interbank.

Year-on-year performance

The annual performance of IFS’ bottom line was mainly due to lower impairment loss on loans at Interbank in addition to increases across all subsidiaries in net interest and similar income, other income, and net fee income. Additionally, higher total premiums earned minus claims and benefits at Interseguro also contributed to the positive performance in earnings.

Net interest and similar income grew S/ 132.3 million YoY, or 18.0%, mainly due to lower interest expense and higher interest income at Interbank, in addition to a higher return of the fixed income portfolio and to incremental dividends at Interseguro. Additionally, lower cost of funding caused by large liquidity inflows in non-interest bearing accounts at Inteligo also contributed to the increase in net interest and similar income.

Impairment loss on loans declined S/ 1,112.7 million YoY, or 86.2%, explained by lower requirements across the board, in turn associated with a base effect when comparing to the situation in 2Q20, when the bank adjusted its expected loss models to address the impact of the COVID-19 pandemic. The better performance in provision charges was mainly attributed to the improvement in payment behavior among Interbank’s retail clients during the last months, coupled with the fact that growth in retail loans has not yet significantly reached pre-COVID-19 levels. Additionally, Inteligo reported a lower loss on impairment of financial investments.

Net fee income from financial services increased S/ 58.0 million YoY, or 40.7%, mainly due to higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and commissions from banking services at Interbank. Additionally, Inteligo reported higher fees from funds management, associated with a higher foreign exchange rate between periods.

Other income increased S/ 80.8 million YoY, or 43.1%, mainly due to higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss at Interbank, and to the effect of positive mark-to-market valuations on proprietary portfolio investments at Inteligo. Additionally, growth in valuation gain from investment property and in net gain on financial assets at fair value at Interseguro, also contributed to the increase in other income.

On a yearly basis, total premiums earned minus claims and benefits at Interseguro grew S/ 19.4 million explained by an increase of S/ 105.4 million in net premiums, partially offset by growth of S/ 44.0 million in net claims and benefits incurred and S/ 42.1 million in adjustment of technical reserves.

Other expenses grew S/ 109.9 million YoY, or 26.4%, as a result of (i) a base effect related to the cost containment measures implemented in 2Q20 to offset the impacts of the COVID-19 pandemic on revenues across all subsidiaries, and (ii) a moderate recovery in activity.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Interbank	(567.7)	319.8	274.3	(14.2)%	n.m.
Interseguro	58.5	137.1	108.9	(20.6)%	86.2%
Inteligo	32.6	86.9	89.6	3.1%	n.m.
Corporate and eliminations	19.3	(15.0)	(17.2)	14.5%	n.m.
IFS profit for the period	(457.3)	528.7	455.6	(13.8)%	n.m.

4

Interbank

SUMMARY

Interbank’s profits were S/ 274.3 million in 2Q21, compared to a net profit of S/ 319.8 million in 1Q21 and a loss of S/ -567.7 million in 2Q20. The quarterly reduction was mainly attributed to a S/ 52.7 million decrease in other income, in addition to a S/ 15.7 million increase in other expenses and a higher effective tax rate. These factors were partially offset by increases of S/ 23.1 million in net interest and similar income, and S/ 2.7 million in net fee income from financial services, as well as by a S/ 11.0 million reduction in impairment loss on loans.

The annual performance in net profit was mainly explained by a S/ 1,112.6 million decrease in impairment loss on loans and by increases of S/ 90.8 million in net interest and similar income, S/ 49.9 million in net fee income from financial services, and S/ 29.7 million in other income. These effects were partially compensated by resumed income tax payments and S/ 83.3 million higher other expenses due to the recovery in activity.

It is worth mentioning that Interbank’s results in 2Q20 were affected by the negative impact on interest income from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, for S/ 96.3 million after taxes in such quarter.

Interbank’s ROAE was 17.3% in 2Q21, below the 20.5% registered in 1Q21 but representing a clear improvement in profitability compared to the situation in 2Q20.

Banking Segment’s P&L Statement

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Interest and similar income	853.1	865.0	881.3	1.9%	3.3%
Interest and similar expense	(273.8)	(218.1)	(211.2)	(3.1)%	(22.9)%
Net interest and similar income	579.3	647.0	670.1	3.6%	15.7%
Impairment loss on loans, net of recoveries	(1,290.5)	(188.9)	(177.9)	(5.9)%	(86.2)%
Recovery (loss) due to impairment of financial investments	0.2	(0.0)	(0.4)	n.m.	n.m.
Net interest and similar income after impairment loss	(711.1)	458.0	491.8	7.4%	n.m.
Fee income from financial services, net	113.0	160.2	162.9	1.7%	44.2%
Other income	102.2	184.6	131.9	(28.5)%	29.1%
Other expenses	(336.3)	(403.9)	(419.6)	3.9%	24.7%
Income before translation result and income tax	(832.2)	398.8	367.1	(8.0)%	n.m.
Translation result	1.1	1.6	0.2	(87.6)%	(81.2)%
Income tax	263.3	(80.7)	(93.0)	15.3%	n.m.
Profit for the period	(567.7)	319.8	274.3	(14.2)%	n.m.
ROAE	n.m.	20.5%	17.3%
Efficiency ratio	41.4%	39.1%	42.5%
NIM	4.0%	3.7%	3.9%
NIM on loans	6.8%	6.9%	7.0%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 66,108.9 million as of June 30, 2021, a decrease of 1.5% QoQ, but an increase of 11.9% YoY.

The quarterly reduction in interest-earning assets was attributed to decreases of 7.1% in cash and due from banks and inter-bank funds, and 2.7% in financial investments, partially offset by an increase of 1.5% in loans. The reduction in cash and due from banks and inter-bank funds was mainly due to lower restricted funds and deposits at the Central Bank. The decrease in financial investments was mainly a result of lower balances of global bonds and Central Bank Certificates of Deposits (CDBCR), partially compensated by higher corporate bonds and sovereign bonds.

The YoY increase in interest-earning assets was attributed to growth of 28.0% in financial investments, 20.6% in cash and due from banks and inter-bank funds, and 5.4% in loans. The increase in financial investments resulted from higher volumes of sovereign

5

bonds, CDBCR and global bonds, while growth in cash and due from banks and inter-bank funds resulted mainly from higher deposits at the Central Bank, partially offset by lower restricted funds at the Central Bank.

Interest-earning assets

S/ million	06.30.20	03.31.21	06.30.21	%chg 06.30.21/ 03.31.21	%chg 06.30.21/ 06.30.20
Cash and due from banks and inter-bank funds	13,830.4	17,968.5	16,686.2	(7.1)%	20.6%
Financial investments	7,605.2	10,003.1	9,733.9	(2.7)%	28.0%
Loans	37,668.1	39,112.9	39,688.8	1.5%	5.4%
Total interest-earning assets	59,103.7	67,084.4	66,108.9	(1.5)%	11.9%

Loan portfolio

S/ million	06.30.20	03.31.21	06.30.21	%chg 06.30.21/ 03.31.21	%chg 06.30.21/ 06.30.20
Performing loans
Retail	18,706.1	17,870.3	18,610.2	4.1%	(0.5)%
Commercial	20,221.2	21,907.3	21,684.8	(1.0)%	7.2%
Total performing loans	38,927.4	39,777.6	40,295.1	1.3%	3.5%
Restructured and refinanced loans	258.6	267.9	246.5	(8.0)%	(4.7)%
Past due loans	977.6	1,347.8	1,262.5	(6.3)%	29.1%
Total gross loans	40,163.7	41,393.3	41,804.0	1.0%	4.1%
Add (less)
Accrued and deferred interest	235.6	373.9	351.6	(6.0)%	49.2%
Impairment allowance for loans	(2,731.2)	(2,654.3)	(2,466.8)	(7.1)%	(9.7)%
Total direct loans, net	37,668.1	39,112.9	39,688.8	1.5%	5.4%

The evolution of performing loans was affected by disbursements and prepayments of commercial loans under the Reactiva Peru Program. As of June 30, 2021, these loans amounted S/ 6,082.0 million, compared to balances of S/ 6,348.4 million as of March 31, 2021 and S/ 3,832.6 million as of June 30, 2020.

Also, it is worth mentioning that in November 2019, the SBS issued the Resolution No. 5570-2019 that became effective in January 2021. This resolution establishes that the reporting of the non-revolving financing part of credit cards loans must be presented as loans instead of credit card loans.

Performing loans increased 1.3% QoQ, as retail loans sequentially grew 4.1%, while commercial loans decreased 1.0%. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 2.3% and 0.3% QoQ, respectively.

Retail loans grew 4.1% QoQ due to increases of 5.7% in mortgages and 3.0% in consumer loans. Growth in mortgages was explained by higher demand in both traditional and MiVivienda products, while the increase in consumer loans resulted from higher balances of cash loans, vehicle loans, payroll deduction loans and credit cards.

The reduction in commercial loans was a result of lower short and medium-term lending in the corporate and small-sized segments, as well as lower leasing operations in the mid-sized segment. These effects were compensated by higher trade finance loans and leasing operations in the corporate segment, as well as higher short and medium-term lending in the mid-sized segment.

Performing loans grew 3.5% YoY explained by a 7.2% increase in commercial loans, partially compensated by a 0.5% reduction in retail loans. Excluding the effect of the Reactiva Peru Program, performing loans and commercial loans would have decreased 2.5% and 4.8% YoY, respectively.

The annual growth in commercial loans was mainly explained by higher short and medium-term lending in the mid-sized and small-sized segments, as well as higher trade finance loans in the corporate segment. These effects were partially offset by lower short and medium-term lending in the corporate segment, as well as lower leasing operations in the corporate and mid-sized segments.

6

The YoY decrease in retail loans was due to a reduction of 9.6% in consumer loans, partially compensated by an increase of 14.5% in mortgages. The reduction in consumer loans was a result of lower credit cards, cash loans and vehicle loans, partially offset by higher payroll deduction loans. Growth in mortgages was due to higher demand in both traditional and MiVivienda products.

It is worth mentioning that, as of June 30, 2021, and in line with the measures implemented to help our customers to overcome the impacts from the COVID-19 pandemic, 318 thousand clients had their loans rescheduled, out of which approximately 306 thousand were retail clients and around 12 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 7.8 billion or 18.6% of our total portfolio. Of these, S/ 5.6 billion were retail loans (28.2% of total retail loans), and the remaining S/ 2.2 billion were commercial loans (10.0% of total commercial loans).

Breakdown of retail loans

S/ million	06.30.20	03.31.21	06.30.21	%chg 06.30.21/ 03.31.21	%chg 06.30.21/ 06.30.20
Consumer loans:
Credit cards & other loans	7,374.1	5,778.0	5,992.0	3.7%	(18.7)%
Payroll deduction loans(1)	4,271.4	4,445.2	4,534.9	2.0%	6.2%
Total consumer loans	11,645.5	10,223.3	10,526.9	3.0%	(9.6)%
Mortgages	7,060.6	7,647.0	8,083.4	5.7%	14.5%
Total retail loans	18,706.1	17,870.3	18,610.2	4.1%	(0.5)%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	06.30.20	03.31.21	06.30.21	%chg 06.30.21/ 03.31.21	%chg 06.30.21/ 06.30.20
Deposits and obligations	41,449.4	46,636.8	45,209.3	(3.1)%	9.1%
Due to banks and correspondents and inter-bank funds	7,681.6	8,672.4	8,695.5	0.3%	13.2%
Bonds, notes and other obligations	6,336.9	6,674.7	6,876.6	3.0%	8.5%
Total	55,467.9	61,983.9	60,781.3	(1.9)%	9.6%
% of funding
Deposits and obligations	74.7%	75.2%	74.4%
Due to banks and correspondents and inter-bank funds	13.9%	14.0%	14.3%
Bonds, notes and other obligations	11.4%	10.8%	11.3%

Interbank's funding base was exposed to temporary withdrawals of deposits from the financial system and a depreciation of the foreign exchange rate, all this associated with the recent political events in the country. In addition, it was still influenced by the long-term debt provided by the Central Bank, associated with the bank’s active involvement in the auctions of funds for the Reactiva Peru Program. As of June 30, 2021, the balance of such special funding was S/ 5,435.3 million, compared to S/ 5,661.9 million as of March 31, 2021 and S/ 2,533.6 million as of June 30, 2020.

The bank’s total funding base decreased 1.9% QoQ, in line with the performance of interest-earning assets. This was explained by a reduction of 3.1% in deposits and obligations, partially offset by increases of 3.0% in bonds, notes and other obligations, and 0.3% in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have decreased 1.7% QoQ, while due to banks and correspondents and inter-bank funds would have increased 8.3%.

The quarterly decrease in deposits and obligations was mainly due to reductions of 20.8% in institutional deposits and 0.7% in retail deposits, partially offset by a 3.7% increase in commercial deposits.

The QoQ growth in bonds, notes and other obligations was mainly attributable to a 2.7% depreciation of the foreign exchange rate with respect to 1Q21.

7

The bank’s total funding base grew 9.6% YoY, below the annual growth in interest-earning assets, and was explained by increases of 13.2% in due to banks and correspondents and inter-bank funds, 9.1% in deposits and obligations, and 8.5% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 4.6% YoY, but due to banks and correspondents and inter-bank funds would have decreased 36.7%.

The YoY increase in due to banks and correspondents and inter-bank funds was mainly the result of higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program, as well as higher short-term funding from COFIDE and correspondent banks abroad.

The annual growth in deposits and obligations was mainly explained by increases of 13.8% in commercial deposits and 11.3% in retail deposits, partially offset by a 6.5% reduction in institutional deposits.

The YoY increase in bonds, notes and other obligations was mainly attributable to a 9.0% depreciation of the foreign exchange rate with respect to 2Q20.

As of June 30, 2021, the proportion of deposits and obligations to total funding was 74.4%, slightly lower than the 74.7% reported as of June 30, 2020. Likewise, the proportion of institutional deposits to total deposits decreased from 17.3% as of June 30, 2020 to 14.8% as of June 30, 2021.

Breakdown of deposits

S/ million	06.30.20	03.31.21	06.30.21	%chg 06.30.21/ 03.31.21	%chg 06.30.21/ 06.30.20
By customer service:
Retail	18,834.4	21,115.3	20,967.0	(0.7)%	11.3%
Commercial	15,067.7	16,534.4	17,148.7	3.7%	13.8%
Institutional	7,179.8	8,480.3	6,712.9	(20.8)%	(6.5)%
Other	367.6	506.9	380.7	(24.9)%	3.6%
Total	41,449.4	46,636.8	45,209.3	(3.1)%	9.1%
By type:
Demand	12,660.8	13,603.1	14,117.8	3.8%	11.5%
Savings	15,232.8	18,738.5	19,580.5	4.5%	28.5%
Time	13,551.2	14,280.9	11,505.0	(19.4)%	(15.1)%
Other	4.7	14.3	5.9	(58.8)%	25.1%
Total	41,449.4	46,636.8	45,209.3	(3.1)%	9.1%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q20	1Q21	2Q21	%chg QoQ		%chg YoY
Interest and similar income	853.1	865.0	881.3	1.9%		3.3%
Interest and similar expense	(273.8)	(218.1)	(211.2)	(3.1)%		(22.9)%
Net interest and similar income	579.3	647.0	670.1	3.6%		15.7%
NIM	4.0%	3.7%	3.9%	20	bps	-10	bps

8

Interest and similar income

S/ million	2Q20	1Q21	2Q21	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.0	6.1	4.5	(26.0)%		n.m.
Financial investments	57.7	62.9	65.4	3.9%		13.3%
Loans	793.4	796.0	811.4	1.9%		2.3%
Total Interest and similar income	853.1	865.0	881.3	1.9%		3.3%
Average interest-earning assets	57,564.2	69,134.6	69,157.2	0.0%		20.1%
Average yield on assets (annualized)	5.9%	5.0%	5.1%	10	bps	-80	bps

Interest and similar expense

S/ million	2Q20	1Q21	2Q21	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(145.6)	(90.8)	(84.1)	(7.4)%		(42.2)%
Due to banks and correspondents and inter-bank funds	(47.6)	(38.1)	(35.3)	(7.3)%		(25.8)%
Bonds, notes and other obligations	(80.6)	(89.1)	(91.8)	3.0%		13.9%
Total Interest and similar expense	(273.8)	(218.1)	(211.2)	(3.1)%		(22.9)%
Average interest-bearing liabilities	50,725.0	61,220.4	61,382.6	0.3%		21.0%
Average cost of funding (annualized)	2.2%	1.4%	1.4%	0	bps	-80	bps

QoQ Performance

Net interest and similar income grew 3.6% QoQ due to a 1.9% increase in interest and similar income, in addition to a 3.1% decrease in interest and similar expense.

The higher interest and similar income was due to increases of 3.9% in interest on financial investments and 1.9% in interest on loans, partially offset by a 26.0% reduction in interest on due from banks and inter-bank funds.

Interest on financial investments increased S/ 2.5 million QoQ, or 3.9%, due to 4.0% growth in the average volume, while the average yield remained stable at 2.7% in 2Q21. The increase in the average volume was a consequence of higher investments in sovereign bonds, CDBCR and corporate bonds, partially offset by lower balances of global bonds.

Interest on loans grew S/ 15.4 million QoQ, or 1.9%, as the result of a 10 basis point increase in the average yield, together with 0.4% growth in the average loan portfolio.

The higher average rate on loans, from 7.6% in 1Q21 to 7.7% in 2Q21, was explained by a yield increase of 40 basis points in retail loans, partially offset by a reduction of 20 basis points in commercial loans. The yield increase in retail loans was due to higher rates in consumer loans and mortgages. In the commercial portfolio, rates decreased in short and medium-term loans, partially compensated by higher rates in trade finance loans and leasing operations.

The higher average volume of loans was attributed to 1.2% growth in retail loans, partially offset by a decrease of 0.3% in commercial loans. In the retail portfolio, the higher average volume was mostly due to a 4.4% increase in mortgages, partially compensated by a 1.0% reduction in consumer loans. In the commercial portfolio, average volumes decreased mainly due to reductions of 2.4% in short and medium-term loans, and 0.9% in leasing operations, partially offset by 17.6% higher trade finance loans.

Interest on due from banks and inter-bank funds decreased S/ 1.6 million QoQ, or 26.0%, explained by a 2.9% reduction in the average volume, while the nominal average rate remained relatively stable. The decrease in the average volume was due to lower deposits and reserve funds at the Central Bank.

The nominal average yield on interest-earning assets increased 10 basis points QoQ, from 5.0% in 1Q21 to 5.1% in 2Q21, in line with the higher return on loans.

9

The lower interest and similar expense was due to reductions of 7.4% in interest on deposits and obligations, and 7.3% in interest on due to banks and correspondents, partially compensated by a 3.0% increase in interest on bonds, notes and other obligations.

The quarterly decrease in interest on deposits and obligations was due to a 10 basis point reduction in the average cost, partially offset by 0.7% growth in the average volume. The decrease in the average cost was due to lower rates paid to retail deposits, partially compensated by higher rates on institutional deposits. Moreover, rates on commercial deposits remained stable. The higher average volume was explained by increases of 5.1% in commercial deposits and 0.4% in retail deposits, partially offset by a decrease of 7.1% in institutional deposits. By currency, average balances of dollar-denominated deposits grew 4.5% while average soles-denominated deposits decreased 1.2%.

Interest on due to banks and correspondents decreased S/ 2.8 million QoQ, or 7.3%, explained by a 3.8% reduction in the average volume, while the average cost slightly decreased 10 basis points. The decrease in the average volume was mostly attributed to lower funding from the Central Bank, partially compensated by higher funding from correspondent banks abroad and COFIDE. The lower average cost was explained by lower rates paid to correspondent banks abroad and the Central Bank.

The increase in interest on bonds, notes and other obligations was mainly due to 2.9% growth in the average volume of such obligations, basically explained by a 3.2% depreciation of the average foreign exchange rate with respect to 1Q21.

The average cost of funding remained stable in 2Q21 despite the lower implicit cost of deposits and obligations, and due to banks and correspondents.

As a result of the above, net interest margin was 3.9% in 2Q21, 20 basis points higher than the 3.7% reported in 1Q21.

YoY Performance

Net interest and similar income increased 15.7% YoY due to a 22.9% reduction in interest and similar expense, in addition to a 3.3% increase in interest and similar income. However, excluding the negative impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.6 million in 2Q20, interest and similar income, and net interest and similar income would have decreased 11.0% and 6.4% YoY, respectively.

The lower interest and similar expense was due to reductions of 42.2% in interest on deposits and obligations, and 25.8% in interest on due to banks and correspondents, partially offset by a 13.9% increase in interest on bonds, notes and other obligations.

Interest on deposits and obligations decreased S/ 61.5 million YoY, or 42.2%, explained by an 80 basis point reduction in the average cost, from 1.5% in 2Q20 to 0.7% in 2Q21, partially compensated by 20.0% growth in the average volume. The lower average cost was due to reductions in rates paid to institutional, retail and commercial deposits, associated with the low interest rate environment. Growth in volumes came across all client segments. By currency, average balances of dollar-denominated deposits increased 26.4% while average soles-denominated deposits grew 17.0%.

Interest on due to banks and correspondents declined S/ 12.3 million YoY, or 25.8%, as the result of a 140 basis point reduction in the average cost, from 3.0% in 2Q20 to 1.6% in 2Q21, partially compensated by 36.0% growth in the average volume. On one hand, the reduction in the average cost was explained by lower rates paid to funding provided by correspondent banks abroad, the Central Bank and COFIDE. On the other hand, the increase in the average volume was due to higher funding provided by the Central Bank, related to the bank’s participation in the Reactiva Peru Program.

The higher interest on bonds, notes and other obligations was explained by 11.4% growth in the average volume, mainly attributable to a 9.7% depreciation of the foreign exchange rate with respect to 2Q20.

The average cost of funding decreased 80 basis points YoY, from 2.2% in 2Q20 to 1.4% in 2Q21, in line with the lower implicit cost of most interest-bearing liabilities.

The higher interest and similar income was due to increases of more than two-fold in interest on due from banks and inter-bank funds, 13.3% in interest on financial investments, and 2.3% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 2.5 million YoY, or more than two-fold, explained by 43.6% growth in the average volume, while the average yield remained relatively stable. The increase in the average volume was explained by higher deposits and reserve funds at the Central Bank, partially offset by a lower average balance of inter-bank funds.

10

Interest on financial investments increased S/ 7.7 million YoY, or 13.3%, due to 44.5% growth in the average volume, partially offset by a 70 basis point reduction in the average yield. The increase in the average volume was the result of higher average balances of sovereign bonds, global bonds and CDBCR. The decrease in the nominal average rate, from 3.4% in 2Q20 to 2.7% in 2Q21, was explained by lower returns on CDBCR, sovereign bonds and global bonds.

Interest on loans increased S/ 18.0 million YoY, or 2.3%, explained by 8.5% growth in the average volume, partially offset by a 50 basis point reduction in the average yield. However, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, interest on loans would have decreased 12.7% YoY.

The higher average volume of loans was attributed to 20.5% growth in commercial loans, partially offset by a 2.6% reduction in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 29.3% increase in short and medium-term loans, attributed to the disbursement of loans under the Reactiva Peru Program, despite lower balances of trade finance loans and leasing operations. In the retail portfolio, average volumes decreased mainly due to a reduction of 11.0% in consumer loans, partially compensated by an 11.9% increase in mortgages.

The annual decrease in the average rate on loans, from 8.2% in 2Q20 to 7.7% in 2Q21, was due to a reduction of 150 basis points in commercial loans, partially offset by an increase of 140 basis points in retail loans. The decrease in commercial loans was explained by lower rates on all types of loans, while the increase in the retail portfolio was explained by higher average yields on consumer loans and mortgages. It is worth mentioning that the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program has had an impact on the average rate on loans.

The nominal average yield on interest-earning assets decreased 80 basis points YoY, from 5.9% in 2Q20 to 5.1% in 2Q21, in line with the lower returns on financial investments and loans. Moreover, excluding the negative impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, the nominal average yield on interest earning assets would have decreased 180 basis points, from 6.9% in 2Q20 to 5.1% in 1Q21.

It is worth mentioning that the change in asset mix, with volumes of cash and investments growing significantly more than the higher-yielding loan component, also explains the negative performance of the average yield on interest-earning assets in the comparing periods.

As a result of the above, net interest margin was 3.9% in 2Q21, 10 basis points lower than the 4.0% reported in 2Q20. Likewise, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, net interest margin would have decreased 110 basis points, from 5.0% in 2Q20 to 3.9% in 2Q21.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries decreased 5.9% QoQ and 86.2% YoY.

The quarterly reduction was due to lower provision requirements in both retail and commercial loan books. In the retail portfolio, the reduction in provisions was mainly driven by lower requirements in credit cards and mortgages, while in the commercial portfolio, in loans to small-sized companies.

The annual decrease in provisions was mainly explained by lower requirements across the board, in turn associated with a base effect when comparing to the situation in 2Q20, when the bank adjusted its expected loss models to address the impact of the COVID-19 pandemic.

The better performance in provision charges was mainly attributed to the improvement in payment behavior among Interbank’s retail clients during the last months, coupled with the fact that growth in retail loans has not yet significantly reached pre-COVID-19 levels.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 1.7% in 2Q21, lower than the 1.8% and 13.4% reported in 1Q21 and 2Q20, respectively.

11

Impairment loss on loans, net of recoveries

S/ million	2Q20	1Q21	2Q21	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(1,290.5)	(188.9)	(177.9)	(5.9)%		(86.2)%
Impairment loss on loans/average gross loans	13.4%	1.8%	1.7%	-10	bps	n.m.
NPL ratio (at end of period)	3.4%	3.4%	3.2%	-20	bps	-20	bps
NPL coverage ratio (at end of period)	182.7%	170.5%	168.7%	-180	bps	n.m.
Impairment allowance for loans	2,731.2	2,654.3	2,466.8	(7.1)%		(9.7)%

The NPL ratio decreased 20 basis points QoQ and YoY, to 3.2% in 2Q21. On one hand, the quarterly reduction was due to an 80 basis point decrease in retail loans’ NPL, mainly driven by credit cards, partially compensated by a 20 basis point increase in the commercial portfolio. On the other hand, the annual reduction in the NPL ratio was explained by a 60 basis point decrease in the retail portfolio, partially offset by a 30 basis point increase in the commercial portfolio.

Furthermore, the NPL coverage ratio was 168.7% as of June 30, 2021, lower than the 170.5% reported as of March 31, 2021 and the 182.7% registered as of June 30, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 2.7 million QoQ, or 1.7%, mainly explained by higher commissions from banking services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, fees from indirect loans, and fees from collection services. These effects were partially offset by lower commissions from credit card services.

Net fee income from financial services grew S/ 49.9 million YoY, or 44.2%, mainly due to increases of S/ 22.0 million in commissions from credit card services, S/ 21.0 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and S/ 18.3 million in commissions from banking services. This was explained by a base effect when compared to the level of fees in 2Q20, when most of the business activities in Peru were affected by the national lockdown.

Fee income from financial services, net

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Income
Commissions from credit card services	48.8	71.1	70.8	(0.4)%	45.2%
Commissions from banking services	58.1	74.5	76.4	2.6%	31.5%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	34.0	53.5	55.0	3.0%	61.9%
Fees from indirect loans	11.4	15.9	16.2	2.1%	42.2%
Collection services	8.4	12.5	12.8	1.8%	51.5%
Other	11.3	14.5	18.3	26.4%	62.2%
Total income	172.0	241.9	249.6	3.2%	45.1%
Expenses
Insurance	(24.8)	(26.3)	(26.1)	(0.8)%	5.1%
Fees paid to foreign banks	(3.0)	(5.5)	(11.3)	n.m.	n.m.
Other	(31.2)	(49.9)	(49.2)	(1.4)%	57.6%
Total expenses	(59.0)	(81.7)	(86.6)	6.0%	46.8%
Fee income from financial services, net	113.0	160.2	162.9	1.7%	44.2%

OTHER INCOME

Other income decreased S/ 52.7 million QoQ, mainly explained by lower net gain on sale of financial investments due to a base effect derived of the gain on sale of sovereign bonds realized in 1Q21. This was partially offset by an increase in net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, associated with a higher currency volatility.

Other income grew S/ 29.7 million YoY due to an increase in net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, partially offset by a decrease in net gain on sale of financial investments.

12

Other income

S/ million	2Q20	1Q21	2Q21		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	70.1	69.6	107.8	(1)	54.9%	53.9%
Net gain on sale of financial investments	30.3	98.5	6.5		(93.4)%	(78.4)%
Other	1.8	16.5	17.5		6.4%	n.m.
Total other income	102.2	184.6	131.9		(28.5)%	29.1%

(1)	Includes S/ 118.8 million of net gain on foreign exchange transactions and S/ -10.9 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 15.7 million QoQ, or 3.9%, and S/ 83.3 million YoY, or 24.7%, as a result of higher salaries and employee benefits, as well as administrative expenses. These effects were mainly explained by (i) a base effect related to the cost containment measures implemented in 2Q20 to offset the impacts of the COVID-19 pandemic on revenues, and (ii) a moderate recovery in activity.

The efficiency ratio was 42.5% in 2Q21, compared to the 39.1% reported in 1Q21 and the 41.4% registered in 2Q20. However, excluding the negative impact from the modification of contractual cash flows in 2Q20, the efficiency ratio would have been 35.3% in 2Q20.

Other expenses

S/ million	2Q20	1Q21	2Q21	%chg QoQ		%chg YoY
Salaries and employee benefits	(127.4)	(136.1)	(157.4)	15.6%		23.6%
Administrative expenses	(144.8)	(192.4)	(194.9)	1.3%		34.6%
Depreciation and amortization	(56.8)	(59.1)	(58.0)	(1.8)%		2.2%
Other	(7.4)	(16.2)	(9.2)	(43.3)%		24.9%
Total other expenses	(336.3)	(403.9)	(419.6)	3.9%		24.7%
Efficiency ratio	41.4%	39.1%	42.5%	340	bps	110	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 16.5% as of June 30, 2021, below the 16.9% reported as of March 31, 2021, but higher than the 14.7% registered as of June 30, 2020.

In 2Q21, regulatory capital increased 1.2% QoQ, while RWA grew 3.8% QoQ due to higher capital requirements for credit risk. The higher RWA for credit risk were attributed to an increase of RWA for loans and a higher risk weight applied to intangible assets, as well as to higher RWA for financial investments.

The annual increase in the total capital ratio was due to 16.9% growth in regulatory capital, partially offset by a 4.0% increase in RWA. Regulatory capital increased as a result of the “4.00% Subordinated Notes due 2030” for US$300 million issued in July 2020, as well as the addition of S/ 166.9 million in capital, reserves and earnings with capitalization agreement during the last twelve months. The YoY increase in RWA was mostly attributed to higher capital requirements for credit risk, market risk and operating risk. RWA for credit risk grew due to a higher risk weight applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments, in addition to higher RWA for loans.

Also, it is worth mentioning that in June 2021, the SBS issued the Official Document No. 27358-2021 which refers to the Emergency Decree No. 037-2021, by which it established that, from April 2021 to March 2022, the minimum regulatory capital ratio requirement is reduced from 10% to 8%.

As of June 30, 2021, Interbank’s capital ratio of 16.5% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 8.6%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.0%, while the

13

additional capital requirement for Interbank was 0.6% as of June 30, 2021. Furthermore, Core Equity Tier 1 (CET1) was 11.5% as of June 30, 2021, above the 11.1% reported as of June 30, 2020.

Regulatory capital

S/ million	06.30.20	03.31.21	06.30.21	%chg 06.30.21/ 03.31.21		%chg 06.30.21/ 06.30.20
Tier I capital	5,932.7	6,039.0	6,098.5	1.0%		2.8%
Tier II capital	1,780.3	2,867.3	2,917.4	1.7%		63.9%
Total regulatory capital	7,712.9	8,906.3	9,015.8	1.2%		16.9%
Risk-weighted assets (RWA)	52,552.2	52,684.0	54,664.5	3.8%		4.0%
Total capital ratio	14.7%	16.9%	16.5%	-40	bps	180	bps
Tier I capital / RWA	11.3%	11.5%	11.2%	-30	bps	-10	bps
CET1	11.1%	11.4%	11.5%	10	bps	40	bps

14

Interseguro

SUMMARY

Interseguro’s profits reached S/ 108.9 million in 2Q21, a decrease of S/ 28.2 million QoQ, but an increase of S/ 50.4 million YoY.

The quarterly result was mainly explained by a S/ 67.5 million reduction in other income, in turn explained by lower net gain on sale of financial investments, and a S/ 53.3 million negative performance in results due to impairment of financial investments, mostly related to a reversion of provision for impairment on a fixed income instrument that occurred in 1Q21. These factors were partially compensated by increases of S/ 72.0 million in total premiums earned minus claims and benefits, and S/ 14.3 million in net interest and similar income, in addition to a S/ 4.6 million improvement in translation result.

The annual increase in net profit was mainly due to growth of S/ 37.9 million in net interest and similar income, S/ 19.5 million in other income, and S/ 19.4 million in total premiums earned minus claims and benefits. These effects were partially offset by an increase of S/ 24.1 million in other expenses, as well as by negative performances of S/ 2.6 million in translation result and S/ 1.3 million in loss due to impairment of financial investments.

Interseguro’s ROAE was 43.2% in 2Q21, below the 56.6% reported in 1Q21 and the 46.3% reported in 2Q20.

Insurance Segment’s P&L Statement

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Interest and similar income	150.5	175.9	190.3	8.2%	26.5%
Interest and similar expenses	(20.7)	(22.5)	(22.6)	0.6%	9.5%
Net Interest and similar income	129.8	153.4	167.7	9.3%	29.2%
Recovery (loss) due to impairment of financial investments	(5.1)	46.9	(6.4)	n.m.	26.5%
Net Interest and similar income after impairment loss	124.7	200.3	161.3	(19.5)%	29.3%
Fee income from financial services, net	(1.3)	(2.4)	0.3	n.m.	n.m.
Other income	63.6	150.6	83.1	(44.8)%	30.7%
Total premiums earned minus claims and benefits	(65.3)	(117.9)	(45.9)	(61.0)%	(29.7)%
Net premiums	119.6	211.9	225.0	6.2%	88.2%
Adjustment of technical reserves	(3.9)	(88.9)	(46.0)	(48.3)%	n.m.
Net claims and benefits incurred	(181.0)	(240.9)	(225.0)	(6.6)%	24.3%
Other expenses	(55.7)	(78.8)	(79.8)	1.3%	43.1%
Income before translation result and income tax	65.9	151.8	119.0	(21.6)%	80.4%
Translation result	(7.5)	(14.7)	(10.1)	(31.4)%	35.2%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	58.5	137.1	108.9	-20.6%	86.2%
ROAE	46.3%	56.6%	43.2%
Efficiency ratio	10.5%	10.0%	9.9%

15

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Interest and similar income	150.5	175.9	190.3	8.2%	26.5%
Interest and similar expenses	(9.5)	(10.8)	(9.9)	(8.0)%	5.0%
Net interest and similar income	141.0	165.1	180.4	9.3%	27.9%
Recovery (loss) due to impairment of financial investments	(5.1)	46.9	(6.4)	n.m.	26.5%
Net Interest and similar income after impairment loss	136.0	212.0	174.0	(17.9)%	28.0%
Net gain (loss) on sale of financial investments	34.2	87.6	8.6	(90.2)%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	22.5	16.3	36.4	n.m.	61.9%
Rental income	9.7	8.3	14.8	78.4%	51.4%
Gain on sale of investment property	—	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	(5.0)	35.5	21.1	(40.6)%	n.m.
Other(1)	(5.0)	(4.2)	(1.0)	(75.6)%	(79.2)%
Other income	56.5	143.4	79.8	n.m.	41.3%
Results from investments	192.4	355.4	253.7	(28.6)%	n.m.

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 180.4 million in 2Q21, an increase of S/ 15.3 million QoQ, or 9.3%, and S/ 39.4 million YoY, or 27.9%.

The quarterly and annual performances were mainly explained by increases of S/ 14.4 million and S/ 39.8 million in interest and similar income, respectively, mostly attributed to a higher return of the fixed income portfolio and to incremental dividends.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 6.4 million in 2Q21, compared to a recovery of S/ 46.9 million in 1Q21 and a loss of S/ 5.1 million in 2Q20.

The quarterly performance was mainly due to a reversion of provision for impairment on a fixed income investment in 1Q21, which was not repeated in this quarter.

The YoY deterioration was explained by increases in the amortized cost of non-investment grade instruments.

OTHER INCOME

Other income related to investments was S/ 79.8 million in 2Q21, a decrease of S/ 63.6 million QoQ, but an increase of S/ 23.3 million YoY.

The quarterly reduction was mainly due to decreases of S/ 79.0 million in net gain on sale of financial investments and S/ 14.4 million in valuation gain from investment property. These factors were partially compensated by growth of S/ 20.1 million in net gain on financial assets at fair value, mostly related to positive mark-to-market, and S/ 6.5 million in rental income.

The annual increase was mainly explained by growth of S/ 26.1 million in valuation gain from investment property, related to a depreciation of the foreign exchange rate which increased the value of the dollar-denominated real estate portfolio, S/ 13.9 million in net gain on financial assets at fair value and S/ 5.1 million in rental income, partially offset by a decrease of S/ 25.6 million in net gain on sale of financial investments.

16

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Net premiums	119.6	211.9	225.0	6.2%	88.2%
Adjustment of technical reserves	(3.9)	(88.9)	(46.0)	(48.3)%	n.m.
Net claims and benefits incurred	(181.0)	(240.9)	(225.0)	(6.6)%	24.3%
Total premiums earned minus claims and benefits	(65.3)	(117.9)	(45.9)	(61.0)%	(29.7)%

Total premiums earned minus claims and benefits were S/ -45.9 million in 2Q21, an improvement of S/ 72.0 million QoQ and S/ 19.4 million YoY.

The quarterly result was explained by reductions of S/ 42.9 million in adjustment of technical reserves and S/ 15.9 million in net claims and benefits incurred, as well as by an increase of S/ 13.1 million in net premiums.

The annual performance was the result of an increase of S/ 105.4 million in net premiums, partially offset by growth of S/ 44.0 million in net claims and benefits incurred and S/ 42.1 million in adjustment of technical reserves.

NET PREMIUMS

Net Premiums by Business Line

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Annuities	42.3	116.2	130.4	12.3%	n.m.
D&S	0.0	0.0	0.0	20.1%	2.1%
Individual Life	29.5	39.8	41.3	3.8%	40.3%
Retail Insurance	47.8	55.9	53.2	(4.8)%	11.5%
Net Premiums	119.6	211.9	225.0	6.2%	88.2%

Net premiums were S/ 225.0 million in 2Q21, an increase of S/ 13.1 million QoQ, or 6.2%, and S/ 105.4 million YoY, or 88.2%.

The quarterly result was mainly due to growth of S/ 14.2 million in annuities.

The annual performance in net premiums was due to increases of S/ 88.1 million in annuities, S/ 11.8 million in individual life and S/ 5.4 million in retail insurance premiums.

It is worth mentioning that the overall growth in annuities was a result of better market conditions, while individual life premiums grew due to an improvement in the collection of premiums.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Annuities	16.8	(65.2)	(22.5)	(65.5)%	n.m.
Individual Life	(26.3)	(19.5)	(25.2)	29.5%	(4.0)%
Retail Insurance	5.6	(4.3)	1.7	n.m.	(68.9)%
Adjustment of technical reserves	(3.9)	(88.9)	(46.0)	(48.3)%	n.m.

Adjustment of technical reserves was S/ 46.0 million in 2Q21, a decrease of S/ 42.9 million QoQ, but an increase of S/ 42.1 million YoY.

17

The quarterly reduction was mainly due to a decrease of S/ 42.7 million in technical reserves for annuities, mostly attributed to (i) lower technical reserves for inflation-indexed annuities due to the decrease in inflation rate, and (ii) a higher mortality rate resulting from the COVID-19 pandemic. Likewise, the quarterly performance was also the result of a S/ 6.0 million reduction in reserve requirements for retail insurance, partially offset by a S/ 5.7 million increase in technical reserves for individual life, associated with a higher profitability of flex life products, which are linked to equity investments on behalf of clients.

The annual growth was mainly explained by an increase of S/ 39.3 million in technical reserves for annuities, mostly attributed to (i) the effect of higher sales, and (ii) higher technical reserves for inflation-indexed annuities due to an increase in the inflation rate. Additionally, the annual performance in the adjustment of technical reserves was also explained by S/ 3.9 million higher requirements in retail insurance, partially offset by a S/ 1.1 million reduction in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Annuities	(163.4)	(174.0)	(180.4)	3.7%	10.4%
D&S	0.1	(0.7)	(0.3)	(50.7)%	n.m.
Individual Life	(3.4)	(3.8)	(11.9)	n.m.	n.m.
Retail Insurance	(14.2)	(62.5)	(32.4)	(48.2)%	n.m.
Net claims and benefits incurred	(181.0)	(240.9)	(225.0)	(6.6)%	24.3%

Net claims and benefits incurred reached S/ 225.0 million in 2Q21, a decrease of S/ 15.9 million QoQ, but an increase of S/ 44.0 million YoY.

The quarterly result was due to a S/ 30.1 million decrease in retail insurance claims, partially offset by growth of S/ 8.1 million in individual life claims and S/ 6.4 million in annuity benefits.

The annual performance was mainly explained by increases of S/ 18.2 million in retail insurance claims, S/ 17.0 million in annuity benefits and S/ 8.5 million in individual life claims.

It is worth mentioning that the higher claims in individual life and retail insurance, mainly related to credit life insurance, were associated to the COVID-19 mortality in Peru.

OTHER EXPENSES

Other Expenses

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(17.1)	(23.3)	(22.7)	(2.7)%	32.5%
Administrative expenses	(8.7)	(12.7)	(13.7)	8.1%	56.5%
Depreciation and amortization	(6.4)	(6.3)	(6.3)	(0.3)%	(2.2)%
Expenses related to rental income	0.8	(0.2)	(0.7)	n.m.	n.m.
Other	(24.3)	(36.2)	(36.4)	0.6%	50.1%
Other expenses	(55.7)	(78.8)	(79.8)	1.3%	43.1%
Other expenses increased S/ 1.0 million QoQ, or 1.3%, and S/ 24.1 million YoY, or 43.1%.

The quarterly result was mainly due to increases of S/ 1.0 million in administrative expenses, S/ 0.5 million in expenses related to rental income, and S/ 0.2 million in other expenses, partially offset by a reduction of S/ 0.6 million in salaries and employee benefits.

The annual performance in other expenses was mainly due to growth of S/ 5.6 million in salaries and employee benefits, and S/ 5.0 million in administrative expenses, mainly related to base effects after cost containment measures that were implemented in 2Q20 to deal with the COVID-19 pandemic.

18

Inteligo

SUMMARY

Inteligo’s net profit in 2Q21 was S/ 89.6 million, an increase of S/ 2.7 million QoQ, or 3.1%, and more than two-fold YoY growth.

The quarterly growth in profits was mainly explained by increases of 9.7% in other income due to mark-to-market valuations on proprietary portfolio investments, and 5.3% in net interest and similar income. These effects were partially offset by a negative performance in translation result and 4.8% higher other expenses.

The annual performance was mainly attributable to an improvement in other income due to better mark-to-market valuations on proprietary portfolio investments in 2Q21 compared to 2Q20. Other positive drivers were the increases of 43.2% in net interest and similar income, and 21.4% in net fee income from financial services, as well as a the lower loss on impairment of financial investments. These effects were partially offset by 27.4% growth in other expenses.

From a business development perspective, Inteligo’s prospection process was effective within the political uncertainty around Peru’s presidential elections and continued to show positive results in terms of new account openings, higher deposits from clients and higher assets under management. Accordingly, Inteligo’s AUM grew 1.0% QoQ and 16.9% YoY as of June 30, 2021. When considered client deposits plus AUM, growth rates were 7.3% and 20.7%, respectively.

Consequently, Inteligo’s ROAE was 30.4% in 2Q21, in line with the 30.7% reported in 1Q21 and well above the 17.2% registered in 2Q20. Furthermore, the efficiency ratio was 25.5% in 2Q21.

Wealth Management Segment’s P&L Statement

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Interest and similar income	33.3	37.8	39.3	3.8%	18.0%
Interest and similar expenses	(12.5)	(9.6)	(9.5)	(0.6)%	(23.8)%
Net interest and similar income	20.8	28.2	29.7	5.3%	43.2%
Impairment loss on loans, net of recoveries	(0.0)	(0.1)	0.0	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(6.9)	0.4	(0.9)	n.m.	(86.4)%
Net interest and similar income after impairment loss	13.8	28.6	28.8	0.9%	n.m.
Fee income from financial services, net	40.4	49.3	49.1	(0.5)%	21.4%
Other income	10.3	47.7	52.3	9.7%	n.m.
Other expenses	(26.6)	(32.4)	(33.9)	4.8%	27.4%
Income before translation result and income tax	37.9	93.2	96.3	3.3%	n.m.
Translation result	(2.6)	(2.7)	(4.3)	61.9%	64.8%
Income tax	(2.7)	(3.6)	(2.4)	(34.4)%	(10.8)%
Profit for the period	32.6	86.9	89.6	3.1%	n.m.
ROAE	17.2%	30.7%	30.4%
Efficiency ratio	37.1%	25.4%	25.5%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 22,557.7 million in 2Q21, a S/ 212.4 million or 1.0% increase QoQ and a S/ 3,255.6 million or 16.9% growth YoY. This was mostly because of a higher foreign exchange rate, in addition to the execution of adequate client prospection strategies.

Client deposits were S/ 4,595.6 million in 2Q21, a S/ 1,630.0 million or 55.0% increase QoQ, and a S/ 1,405.7 million or 44.1% increase YoY. The yearly growth was mainly due to net new funds from clients amid uncertainty caused by recent political events in Peru.

19

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	1.7	0.8	1.0	23.8%	(42.1)%
Financial Investments	15.2	21.3	22.1	3.8%	45.9%
Loans	16.4	15.7	16.2	2.9%	(1.5)%
Total interest and similar income	33.3	37.8	39.3	3.8%	18.0%
Interest and similar expenses
Deposits and obligations	(11.8)	(8.5)	(8.4)	(1.5)%	(28.6)%
Due to banks and correspondents	(0.7)	(1.0)	(1.1)	7.5%	51.1%
Total interest and similar expenses	(12.5)	(9.6)	(9.5)	(0.6)%	(23.8)%
Net interest and similar income	20.8	28.2	29.7	5.3%	43.2%

Inteligo’s net interest and similar income was S/ 29.7 million in 2Q21, a S/ 1.5 million, or 5.3% increase when compared with 1Q21.

Net interest and similar income increased S/ 8.9 million YoY, or 43.2%, mainly as a consequence of the lower cost of funding caused by large liquidity inflows in non-interest bearing accounts.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.8	3.2	3.1	(0.5)%	13.1%
Funds management	38.0	46.6	46.5	(0.2)%	22.5%
Total income	40.8	49.8	49.7	(0.2)%	21.9%
Expenses
Brokerage and custody services	(0.1)	(0.2)	(0.3)	73.0%	n.m.
Others	(0.2)	(0.3)	(0.3)	(2.3)%	24.6%
Total expenses	(0.3)	(0.5)	(0.6)	30.0%	73.0%
Fee income from financial services, net	40.4	49.3	49.1	(0.5)%	21.4%

Net fee income from financial services was S/ 49.1 million in 2Q21, a decrease of S/ 0.2 million, or 0.5% when compared to the previous quarter. This reduction was mainly explained by lower assets under management at Interfondos, as a result of the political uncertainty around Peru’s presidential elections.

On a YoY basis, net fee income from financial services increased S/ 8.7 million, or 21.4%. This was mainly explained by an increase in fees from funds management, associated with a higher foreign exchange rate between periods.

OTHER INCOME

Other income

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(7.4)	20.0	0.3	(98.6)%	n.m.
Net trading gain (loss)	18.8	29.7	45.9	54.4%	n.m.
Other	(1.1)	(2.0)	6.1	n.m.	n.m.
Total other income	10.3	47.7	52.3	9.7%	n.m.

20

Inteligo’s other income reached S/ 52.3 million in 2Q21, an increase of S/ 4.6 million QoQ and S/ 42.0 million YoY, mainly attributable to the effect of positive mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	2Q20	1Q21	2Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(14.8)	(19.2)	(20.0)	4.4%	34.7%
Administrative expenses	(8.1)	(8.9)	(9.8)	9.6%	20.8%
Depreciation and amortization	(3.5)	(3.7)	(3.7)	(0.1)%	4.0%
Other	(0.1)	(0.6)	(0.4)	(24.7)%	n.m.
Total other expenses	(26.6)	(32.4)	(33.9)	4.8%	27.4%
Efficiency ratio	37.1%	25.4%	25.5%

Other expenses reached S/ 33.9 million in 2Q21, an increase of S/ 1.5 million QoQ, or 4.8%, and S/ 7.3 million YoY, or 27.4%. This was mainly due to the effect of a higher foreign exchange rate in certain cost components between the comparing periods, in addition to an increase in total headcount.

21

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2021, December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Interim consolidated financial statements as of June 30, 2021, December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	Note	30.06.2021	31.12.2020
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		6,039,132	3,397,663
Interest bearing		12,795,340	14,750,135
Restricted funds		575,892	617,684
		19,410,364	18,765,482
Inter-bank funds	4(e)	—	18,105
Financial investments	5	24,278,132	24,277,115
Loans, net:	6
Loans, net of unearned interest		43,875,223	43,504,274
Impairment allowance for loans		(2,466,961)	(2,984,851)
		41,408,262	40,519,423
Investment property	7	1,226,746	1,043,978
Property, furniture and equipment, net		788,631	844,427
Due from customers on acceptances		137,260	16,320
Intangibles and goodwill, net		1,023,968	1,042,585
Other accounts receivable and other assets, net	8	2,010,894	1,355,029
Deferred Income Tax asset, net		255,452	353,565
Total assets		90,539,709	88,236,029
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		8,997,236	9,354,487
Interest bearing		40,494,487	37,794,788
		49,491,723	47,149,275
Inter-bank funds	4(e)	—	28,971
Due to banks and correspondents	10	9,027,442	9,660,877
Bonds, notes and other obligations	11	8,250,907	7,778,751
Due from customers on acceptances		137,260	16,320
Insurance contract liabilities	12	11,567,720	12,501,723
Other accounts payable, provisions and other liabilities	8	2,745,002	2,146,152
Deferred Income Tax liability, net		770	11
Total liabilities		81,220,824	79,282,080
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,314)	(2,769)
Capital surplus		532,771	532,771
Reserves		5,200,000	5,200,000
Unrealized results, net		471,647	836,773
Retained earnings		2,032,341	1,303,317
		9,271,462	8,908,109
Non-controlling interest		47,423	45,840
Total equity, net		9,318,885	8,953,949
Total liabilities and equity, net		90,539,709	88,236,029

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the six-month periods ended June 30, 2021 and 2020

	Note	30.06.2021	30.06.2020
		S/(000)	S/(000)
Interest and similar income	15	2,198,029	2,291,703
Interest and similar expenses	15	(496,664)	(646,336)
Net interest and similar income		1,701,365	1,645,367
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(366,849)	(1,603,166)
Recovery (loss) due to impairment of financial investments	5(c)	39,468	(52,396)
Net interest and similar income after impairment loss		1,373,984	(10,195)
Fee income from financial services, net	16	401,873	362,884
Net gain on foreign exchange transactions		170,296	241,440
Net gain on sale of financial investments		221,469	85,435
Net gain (loss) on financial assets at fair value through profit or loss		144,259	(140,913)
Net gain on investment property	7(b)	80,514	25,864
Other income	17	39,229	14,818
		1,057,640	589,528
Insurance premiums and claims
Net premiums earned	18(a)	302,055	240,958
Net claims and benefits incurred for life insurance contracts and others	18(b)	(465,926)	(367,094)
		(163,871)	(126,136)
Other expenses
Salaries and employee benefits		(381,272)	(370,559)
Administrative expenses		(439,434)	(361,699)
Depreciation and amortization		(134,212)	(131,648)
Other expenses	17	(82,910)	(63,210)
		(1,037,828)	(927,116)
Income (loss) before translation result and Income Tax		1,229,925	(473,919)
Translation result		(51,123)	(29,597)
Income Tax	14(e)	(194,501)	191,107
Net profit (loss) for the period		984,301	(312,409)
Attributable to:
IFS’s shareholders		979,711	(310,107)
Non-controlling interest		4,590	(2,302)
		984,301	(312,409)
Earnings (losses) per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	8.488	(2.686)
Weighted average number of outstanding shares (in thousands)	19	115,419	115,446

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the six-month periods ended June 30, 2021 and 2020

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Net profit (loss) for the period	984,301	(312,409)
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains (losses) on equity instruments at fair value through other comprehensive income	71,389	(76,995)
Income Tax	(8)	29
Total unrealized gain (loss) that will not be reclassified to the consolidated statement of income	71,381	(76,966)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(1,812,821)	(266,230)
Income Tax	7,634	1,004
	(1,805,187)	(265,226)
Insurance premiums reserve	1,347,893	226,273
Net movement of cash flow hedges	37,747	16,647
Income Tax	(4,623)	(2,569)
	33,124	14,078
Translation of foreign operations	65,835	50,443
Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods	(358,335)	25,568
Total other comprehensive income for the period, net of Income Tax	697,347	(363,807)
Attributable to:
IFS’s shareholders	695,437	(361,481)
Non-controlling interest	1,910	(2,326)
	697,347	(363,807)

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the six-month periods ended June 30, 2021 and 2020

						Attributable to IFS’s shareholders
								Unrealized results
	Number of shares (in thousands)						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net loss for the period	—	—	—	—	—	—	—	—	—	—	—	(310,107)	(310,107)	(2,302)	(312,409)
Other comprehensive income	—	—	—	—	—	—	(76,840)	(264,914)	225,902	14,035	50,443	—	(51,374)	(24)	(51,398)
Total other comprehensive income	—	—	—	—	—	—	(76,840)	(264,914)	225,902	14,035	50,443	(310,107)	(361,481)	(2,326)	(363,807)
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Sale of treasury stock, Note 13(b)	—	1	—	139	—	—	—	—	—	—	—	—	139	—	139
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	38,348	—	—	—	—	(38,348)	—	—	—
Others	—	—	—	—	2,315	—	—	—	—	—	—	(4,625)	(2,310)	(2)	(2,312)
Balance as of June 30, 2020	115,447	—	1,038,017	(57)	532,771	5,200,000	226,391	771,245	(697,953)	(8,723)	138,919	594,380	7,794,990	41,818	7,836,808

Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	979,711	979,711	4,590	984,301
Other comprehensive income	—	—	—	—	—	—	71,240	(1,800,077)	1,345,681	33,047	65,835	—	(284,274)	(2,680)	(286,954)
Total other comprehensive income	—	—	—	—	—	—	71,240	(1,800,077)	1,345,681	33,047	65,835	979,711	695,437	1,910	697,347
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(332,096)	(332,096)	—	(332,096)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(545)	—	—	—	—	—	—	—	—	(545)	—	(545)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(80,852)	—	—	—	—	80,852	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	557	557	1	558
Balance as of June 30, 2021	115,447	(29)	1,038,017	(3,314)	532,771	5,200,000	287,600	(132,974)	89,836	(4,061)	231,246	2,032,341	9,271,462	47,423	9,318,885

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the six-month periods ended June 30, 2021 and 2020

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Cash flows from operating activities
Net profit (loss) for the period	984,301	(312,409)
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	366,849	1,603,166
(Recovery) loss due to impairment of financial investments	(39,468)	52,396
Depreciation and amortization	134,212	131,648
Provision for sundry risks	4,354	3,220
Deferred Income Tax	101,423	(249,394)
Net gain on sale of financial investments	(221,469)	(85,435)
Net (gain) loss of financial assets at fair value through profit or loss	(144,259)	140,913
Gain for valuation of investment property	(56,595)	(6,483)
Translation result	51,123	29,597
Decrease (increase) in accrued interest receivable	24,946	(106,478)
(Decrease) increase in accrued interest payable	(32,908)	21,042
Net changes in assets and liabilities
Net increase in loans	(1,316,079)	(3,792,818)
Net increase in other accounts receivable and other assets	(536,653)	(1,444,624)
Net decrease in restricted funds	36,490	453,312
Increase in deposits and obligations	2,436,668	6,049,469
(Decrease) increase in due to banks and correspondents	(597,519)	4,025,403
Increase in other accounts payable, provisions and other liabilities	1,370,573	975,934
Increase of investments at fair value through profit or loss	(339,000)	(11,689)
Net cash provided by operating activities	2,226,989	7,476,770

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Cash flows from investing activities
Net sale of financial investments	(1,002,091)	(2,219,745)
Purchase of property, furniture and equipment	(19,012)	(32,907)
Purchase of intangible assets	(56,357)	(112,054)
Purchase of investment property	(124,557)	(52,661)
Net cash used in investing activities	(1,202,017)	(2,417,367)
Cash flows from financing activities
Dividends paid	(332,096)	(698,228)
Net increase of bonds, notes and other obligations	—	288,123
Net decrease in receivable inter-bank funds	18,105	53,165
Net decrease in payable inter-bank funds	(28,971)	(169,138)
(Purchase) sale of treasury stock, net	(545)	139
Dividend payments to non-controlling interest	(328)	(2,432)
Lease payments	(57,152)	(52,017)
Net cash used in financing activities	(400,987)	(580,388)
Net increase in cash and cash equivalents	623,985	4,479,015
Gain (loss) from exchange rate varation on cash and cash equivalents	62,805	(10,034)
Cash and cash equivalents at the beginning of the period	18,145,919	9,851,729
Cash and cash equivalents at the end of the period	18,832,709	14,320,710

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2021, Intercorp Perú holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS (70.64 percent of the issued and outstanding capital stock of IFS, as of December 31, 2020).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2021 and December 31, 2020, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of June 30, 2021, have been approved by the Audit Committee and Board of Directors held on August 09 and August 11, 2021, respectively. The audited consolidated financial statements as of December 31, 2020, were approved by the General Shareholders’ Meeting held on March 31, 2021.

(b)Global pandemic Covid-19 –

(b.1)State of National and Sanitary Emergency

In December 2019, a new coronavirus strain (SARS-CoV-2) was identified in Wuhan, China, which causes the coronavirus disease 2019 known as “Covid-19”, and subsequently, in March 2020, it was declared a global pandemic by the World Health Organization. Covid-19 has had a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and are subject to quarantine measures.

In the case of Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential (the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

Subsequently, in May 2020, through Supreme Decree No. 080-2020, the government approved the gradual resumption of economic activities in order to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing. The last phase had considered the reopening of the entertainment sector with reduced capacity.

Notwithstanding the aforementioned, due to the increase in the number of infections at national level, through Supreme Decree No. 009-2021, dated February 19, 2021, the Peruvian Government extended the State of Sanitary Emergency until September 2, 2021. Likewise, through Supreme Decree No. 131-2021-PCM, the State of National Emergency was also extended through August 31, 2021, with measures focused by region in the areas of health care and traffic restrictions on movement.

(b.2)Economic measures adopted by the Peruvian Government

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance and private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial system (due to the closure of most sectors of economic activity), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of deposits from compensation from service time accounts, setting of Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Supreme Decree No. 1485-2020,  which has the purpose to secure the continuity of companies’ payment chain to face the impact of Covid-19.

Such program grants guarantees to companies to obtain working capital loans and thus fulfill their short-term obligations to their workers and suppliers of goods and services. This program manages guarantees for the Peruvian financial system whose total amounted to S/60,000 million.

As of June 30, 2021 and December 31, 2020, Interbank holds loans of the “Reactiva Peru” program for an amount of S/6,081,952,000 and S/6,615,768,000, respectively, from which S/5,417,113,000 and S/5,855,826,000, respectively, are guaranteed by the Peruvian Government.

(b.3)Measures adopted by the Company and Subsidiaries

Management and the Board of IFS monitors the situation closely and is focusing on four fundamental pillars which is going to allow the continuity of its operations; taking the following measures in each one of these pillars:

i)Liquidity and solvency

Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program, which in turn allowed a higher collection in the levels of deposits. Likewise, in order to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:

-

The General Shareholders’ Meeting of Interbank held on April 3, 2020, approved the reduction in the percentage of distributable dividends for the 2019 period, from 45 percent to 25 percent. In addition, it was agreed that the net profit generated in the first quarter of 2020, which amounted to S/231,887,000 were capitalized through the General Shareholders’ Meeting held on March 25, 2021.

-	On June 30, 2020, Interbank placed an International subordinated bonds for US$300,000,000.
-

In the Board’s Session held on June 30, 2020, Interseguro agreed to the capitalization of S/50,000,000 with charge to the period’s net profit. Through the General Shareholders' Meeting dated March 9, 2021, the capitalization of S/62,963,000 was approved, which includes the amount committed in June 2020.

-On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.

-	In the General Shareholders’ Meeting held on December 24, 2020, Interseguro agreed to the capitalization of S/48,148,000 with charge to the retained earnings.

ii)Operations

In order to sustain the Group’s operations, the following measures have been taken:

-Provide to employees with technological tools

-Implementation of new protocols for business continuity under the current circumstances

-Monitoring of supplier operations related to the supply of cash

-Reinforcement of IT systems and cybersecurity

iii) Distribution channels

-Financial stores – implementation of flexible opening hours

-ATMs – Maintenance and cash availability of cash at full capacity

-Call center – Increase of telephone operators

-Apps and home banking

iv) Employees

-Implementation of Covid-19 protocols and health surveillance

-Home office implementation

-	Testing kits to detect Covid-19 acquired for the Group’s employees and daily health tracking in case of contagion

In Management’s opinion, these and other additional measures implemented will sufficiently enable IFS to address the negative effects of the Covid-19 pandemic.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of June 30, 2021, Interbank had 195 offices (215 offices as of December 31, 2020). Additionally, IFS holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of June 30, 2021 and December 31, 2020, amounted to S/89,037,000 and S/118,892,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of June 30, 2021 and December 31, 2020, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of June 30, 2021 and December 31, 2020, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Perú S.A. (absorbed company), the latter being extinguished without the need to liquidate. As of June 30, 2021, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock (as of December 31, 2020, as a result of the merger between Interseguro and Seguros Sura, Negocios e Inmuebles S.A. and Holding Retail Perú S.A. held 8.50 percent of Interseguro’s capital stock).

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, an online marketplace, dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, its corporate purpose is to perform any type of investments and related services.

3.	Significant accounting policies

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of June 30, 2021 and December 31, 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2020 and 2019 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Cash and clearing (b)	4,803,227	2,152,432
Deposits in the BCRP (b)	10,077,989	14,102,067
Deposits in banks (c)	3,951,493	1,891,420
Accrued interest	1,763	1,879
	18,834,472	18,147,798
Restricted funds (d)	575,892	617,684
Total	19,410,364	18,765,482
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with                                      the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required. As of June 30, 2021, Interbank maintained excess reserves in foreign currency, whose funds did not accrue interest in US Dollars and did not maintain excess reserves in national currency. As of December 31, 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent and did not maintain excess reserves in foreign currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	405,840	542,922
Derivative financial instruments	139,216	70,559
Inter-bank transfers	26,115	—
Others	4,721	4,203
Total	575,892	617,684

(*)

As of June 30, 2021, corresponds to deposits maintained in the BCRP which guarantee agreements amounting to S/370,000,000 (guaranteed agreements amounting to S/520,000,000 as of December 31, 2020); see Note 10(b).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude restricted funds and accrued interest.

(e)	Inter-bank funds

Corresponds to loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2020, Inter-bank funds assets accrued interest at an annual rate of 0.25 percent in foreign currency and Inter-bank funds liabilities accrued interest at an annual rate of 0.25 percent in foreign currency and did not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,519,852	17,902,352
Investments at amortized cost (d)	2,745,731	2,650,930
Investments at fair value through profit or loss (e)	2,535,854	2,042,777
Equity instruments measured at fair value through other comprehensive income (f)	1,146,676	1,373,548
Total financial investments	23,948,113	23,969,607
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	271,657	251,140
Investments at amortized cost (d)	58,362	56,368
Total	24,278,132	24,277,115

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rate
	Amortized			Estimated		S/		US$
	cost	Gain	Loss (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2021
Corporate, leasing and subordinated bonds (*)	8,064,286	448,208	(217,699)	8,294,795	Nov-21 / Feb-97	0.68	11.86	0.24	11.91
Sovereign Bonds of the Republic of Peru	6,741,786	237	(392,797)	6,349,226	Aug-24 / Feb-55	1.09	6.55	—	—
Negotiable Certificates of Deposit issued by BCRP	1,675,333	2,273	(1)	1,677,605	Jul-21 / Mar-23	0.28	2.28	—	—
Bonds guaranteed by the Peruvian Government	530,815	19,956	(6,926)	543,845	Oct-24 / Oct-33	1.68	4.94	3.55	7.46
Global Bonds of the Republic of Peru	547,981	—	(5,924)	542,057	Jul-25 / Dec-32	—	—	1.33	2.79
Global Bonds of the Republic of Colombia	112,957	—	(633)	112,324	Mar-23 / Feb-24	—	—	1.13	1.56
Total	17,673,158	470,674	(623,980)	17,519,852
Accrued interest				271,657
Total				17,791,509

		Unrealized gross amount				Annual effective interest rate
	Amortized			Estimated		S/		US$
	cost	Gain	Loss (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2020
Corporate, leasing and subordinated bonds (*)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	0.04	13.33	0.44	10.73
Sovereign Bonds of the Republic of Peru	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	—	—
Negotiable Certificates of Deposit issued by BCRP	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	—	—
Bonds guaranteed by the Peruvian Government	566,915	79,762	—	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru	491,791	9,189	—	500,980	Jul-25 / Dic-32	—	—	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	—	159,859	Jul-21 / Feb-24	—	—	0.25	1.38
Total	16,292,604	1,731,704	(121,956)	17,902,352
Accrued interest				251,140
Total				18,153,492

(*)

As of June 30, 2021 and December 31, 2020, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/396,762,000 and S/393,364,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.06.2021	31.12.2020	30.06.2020
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	71,560	34,743	34,743
New assets originated or purchased	611	120	74
Assets derecognized or matured (excluding write-offs)	(743)	(8,879)	(395)
Effect on the expected credit loss due to the change of the stage during the year	462	7,646	—
(Recovery) impairment loss of Rutas de Lima	(46,330)	33,188	47,236
Others	6,532	829	5,481
(Recovery) loss due to impairment on financial investments	(39,468)	32,904	52,396
Foreign exchange effect	290	3,913	4,214
Expected credit loss at the end of the period	32,382	71,560	91,353

(d)

As of June 30, 2021 and December 31, 2020, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,804,093,000 and S/2,707,298,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of June 30, 2021 and December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.13 percent and estimated fair value amounting to approximately S/2,842,284,000 (as of December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.15 percent and estimated fair value amounting to approximately S/2,988,539,000).

As of June 30, 2021 and December 31, 2020, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/490,281,000 and S/1,071,740,000, respectively; see Note 10(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,572,570	1,212,259
BioPharma Credit PLC	121,591	131,623
Royalty Pharma	113,700	107,530
Ishares	105,107	90,647
VíaSat Inc.	70,316	43,626
LendUp and Mission Lane	49,790	48,670
Dhani Services Limited	31,034	53,557
Others	292,668	91,635
Debt instruments
Corporate, leasing and subordinated bonds	102,310	80,342
Indexed Certificates of Deposit issued by BCRP	76,768	182,888
Total	2,535,854	2,042,777

(f)	The following is the composition of equity instruments measured at fair value through other comprehensive income as of June 30, 2021 and December 31, 2020:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
BioPharma Credit PLC	354,694	358,848
InRetail Perú Corp	322,901	339,945
VíaSat Inc.	190,343	117,033
Engie- Energía Perú S.A.	75,368	80,852
Ferreycorp S.A.A.	68,272	73,785
Zipline International Inc.	38,580	36,210
Cementos Pacasmayo S.A.A.	32,719	34,002
Enel Distribución Perú S.A.A.	18,551	—
Unión de Cervecerías Backus y Johnston	—	13,531
Ishares	—	131,795
Credicorp	—	70,130
Luz del Sur S.A.A.	—	87,129
Others below S/17 million	45,248	30,288
Total	1,146,676	1,373,548

(g)

Below are the debt instruments measured at fair value through other comprehensive income and investments at amortized cost according to the stages indicated by IFRS 9 as of June 30, 2021 and December 31, 2020:

	30.06.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,094,957	—	—	9,094,957
Corporate, leasing and subordinated bonds	7,777,727	517,068	—	8,294,795
Negotiable Certificates of Deposit issued by BCRP	1,677,605	—	—	1,677,605
Bonds guaranteed by the Peruvian Government	543,845	—	—	543,845
Global Bonds of the Republic of Peru	542,057	—	—	542,057
Global Bonds of the Republic of Colombia	—	112,324	—	112,324
Total	19,636,191	629,392	—	20,265,583

	31.12.2020
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,005,273	—	—	9,005,273
Corporate, leasing and subordinated bonds	8,744,627	212,140	—	8,956,767
Negotiable Certificates of Deposit issued by BCRP	1,283,726	—	—	1,283,726
Bonds guaranteed by the Peruvian Government	646,677	—	—	646,677
Global Bonds of the Republic of Peru	500,980	—	—	500,980
Global Bonds of the Republic of Colombia	159,859	—	—	159,859
Total	20,341,142	212,140	—	20,553,282

6.	Loans, net
(a)	This caption is made up as follows:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Direct loans
Loans	35,794,814	34,718,320
Credit cards and other loans (*)	4,001,968	4,379,884
Leasing	1,182,465	1,211,324
Discounted notes	422,347	468,664
Factoring	558,889	571,994
Advances and overdrafts	32,185	39,414
Refinanced loans	246,490	287,119
Past due and under legal collection loans	1,262,478	1,405,185
	43,501,636	43,081,904
Plus (minus)
Accrued interest from performing loans	397,781	445,122
Unearned interest and interest collected in advance	(24,194)	(22,752)
Impairment allowance for loans (d)	(2,466,961)	(2,984,851)
Total direct loans, net	41,408,262	40,519,423
Indirect loans	4,753,970	4,611,931
(*)	It includes non-revolving consumer loans related to credit card lines that, as of June 30, 2021 and December 31, 2020, amounted to S/2,068,484,000 and S/2,343,079,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Commercial loans	22,260,309	22,001,567
Consumer loans	11,231,130	11,416,175
Mortgage loans	8,421,903	7,721,267
Small and micro-business loans	1,588,294	1,942,895
Total	43,501,636	43,081,904

During the year 2020, the balance of the direct loans includes disbursements made by Interbank within the “Reactiva Peru” program for approximately S/6,617 million, out of which S/5,159 million were granted to clients of its commercial loans and S/1,458 million to clients of its small and micro-business loans. As of June 30, 2021, the balance of loans under said program amounts to S/6,082 million (as of December 31, 2020 amounted to S/6,616 million).

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)	The following table shows the credit quality and maximum exposure to credit risk based on the credit rating as of June 30, 2021 and December 31, 2020. The amounts presented do not consider impairment.

	30.06.2021				31.12.2020
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	29,606,225	683,809	—	30,290,034	29,056,184	1,268,445	—	30,324,629
Standard grade	4,377,260	1,159,818	—	5,537,078	4,354,168	1,534,936	—	5,889,104
Sub-standard grade	988,857	1,606,304	—	2,595,161	692,669	1,159,438	—	1,852,107
Past due but not impaired	1,259,467	1,471,090	—	2,730,557	790,257	1,781,871	—	2,572,128
Impaired
Individually	—	—	7,962	7,962	—	—	7,678	7,678
Collectively	—	—	2,340,844	2,340,844	—	—	2,436,258	2,436,258
Total direct loans	36,231,809	4,921,021	2,348,806	43,501,636	34,893,278	5,744,690	2,443,936	43,081,904

	30.06.2021				31.12.2020
Indirect loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,020,492	486,546	—	4,507,038	3,938,193	460,431	—	4,398,624
Standard grade	145,586	52,286	—	197,872	104,499	68,379	—	172,878
Sub-standard grade	3,779	8,219	—	11,998	65	10,302	—	10,367
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	22,323	22,323	—	—	22,607	22,607
Collectively	—	—	14,739	14,739	—	—	7,455	7,455
Total indirect loans	4,169,857	547,051	37,062	4,753,970	4,042,757	539,112	30,062	4,611,931

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.06.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,833,347	384,445	—	16,217,792	15,876,174	757,184	—	16,633,358
Standard grade	2,735,810	469,393	—	3,205,203	2,902,150	966,358	—	3,868,508
Sub-standard grade	532,588	480,940	—	1,013,528	304,843	124,287	—	429,130
Past due but not impaired	988,046	547,021	—	1,535,067	419,007	414,829	—	833,836
Impaired
Individually	—	—	7,962	7,962	—	—	7,678	7,678
Collectively	—	—	280,757	280,757	—	—	229,057	229,057
Total direct loans	20,089,791	1,881,799	288,719	22,260,309	19,502,174	2,262,658	236,735	22,001,567

	30.06.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,760,325	161,704	—	6,922,029	6,615,423	209,136	—	6,824,559
Standard grade	927,625	438,433	—	1,366,058	798,142	400,173	—	1,198,315
Sub-standard grade	242,847	582,328	—	825,175	135,137	539,175	—	674,312
Past due but not impaired	102,958	491,466	—	594,424	133,187	882,195	—	1,015,382
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	1,523,444	1,523,444	—	—	1,703,607	1,703,607
Total direct loans	8,033,755	1,673,931	1,523,444	11,231,130	7,681,889	2,030,679	1,703,607	11,416,175

	30.06.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,021,289	47,534	—	6,068,823	5,447,111	24,010	—	5,471,121
Standard grade	573,700	223,539	—	797,239	422,425	145,076	—	567,501
Sub-standard grade	192,827	380,792	—	573,619	217,289	371,910	—	589,199
Past due but not impaired	151,088	377,224	—	528,312	233,595	416,371	—	649,966
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	453,910	453,910	—	—	443,480	443,480
Total direct loans	6,938,904	1,029,089	453,910	8,421,903	6,320,420	957,367	443,480	7,721,267

	30.06.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	991,264	90,126	—	1,081,390	1,117,476	278,115	—	1,395,591
Standard grade	140,125	28,453	—	168,578	231,451	23,329	—	254,780
Sub-standard grade	20,595	162,244	—	182,839	35,400	124,066	—	159,466
Past due but not impaired	17,375	55,379	—	72,754	4,468	68,476	—	72,944
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	82,733	82,733	—	—	60,114	60,114
Total direct loans	1,169,359	336,202	82,733	1,588,294	1,388,795	493,986	60,114	1,942,895

(d)

The balances of the allowance for impairment of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	30.06.2021				30.06.2020				31.12.2020
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	180,241	1,145,207	1,659,403	2,984,851	461,892	394,773	538,114	1,394,779	1,394,779
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	241,376	—	—	241,376	176,208	—	—	176,208	451,031
Assets matured or derecognized (excluding write-offs)	(65,998)	(33,318)	(20,830)	(120,146)	(40,683)	(18,136)	(12,142)	(70,961)	(175,993)
Transfers to Stage 1	102,181	(100,768)	(1,413)	—	67,646	(66,165)	(1,481)	—	—
Transfers to Stage 2	(83,770)	94,934	(11,164)	—	(107,427)	118,078	(10,651)	—	—
Transfers to Stage 3	(41,544)	(234,241)	275,785	—	(24,623)	(142,967)	167,590	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(73,906)	39,586	381,112	346,792	(50,095)	1,175,594	328,295	1,453,794	2,151,311
Others	(92,952)	(40,848)	26,813	(106,987)	61,659	40,151	(65,469)	36,341	(49,358)
Total	(14,613)	(274,655)	650,303	361,035	82,685	1,106,555	406,142	1,595,382	2,376,991
Write-offs	—	—	(985,085)	(985,085)	—	—	(326,872)	(326,872)	(925,960)
Recovery of written–off loans	—	—	87,296	87,296	—	—	46,136	46,136	106,395
Foreign exchange effect	5,147	3,890	9,827	18,864	6,503	3,968	11,452	21,923	32,646
Expected credit loss at the end of year balances	170,775	874,442	1,421,744	2,466,961	551,080	1,505,296	674,972	2,731,348	2,984,851

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss during 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.06.2021				30.06.2020				31.12.2020
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	71,272	98,040	68,448	237,760	54,693	24,399	67,158	146,250	146,250
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	34,457	—	—	34,457	46,800	—	—	46,800	118,602
Assets derecognized or matured (excluding write-offs)	(23,218)	(8,196)	(1,004)	(32,418)	(14,567)	(2,315)	(887)	(17,769)	(30,646)
Transfers to Stage 1	11,747	(11,747)	—	—	3,248	(3,248)	—	—	—
Transfers to Stage 2	(7,371)	7,380	(9)	—	(15,749)	15,749	—	—	—
Transfers to Stage 3	(1,046)	(8,749)	9,795	—	(208)	(3,153)	3,361	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(7,184)	16,766	33,747	43,329	(2,331)	60,282	15,138	73,089	64,166
Others	(9,350)	(12,272)	(5,165)	(26,787)	(24,788)	(6,217)	(9,484)	(40,489)	(50,679)
Total	(1,965)	(16,818)	37,364	18,581	(7,595)	61,098	8,128	61,631	101,443
Write-offs	—	—	(17,919)	(17,919)	—	—	(14,308)	(14,308)	(27,817)
Recovery of written–off loans	—	—	382	382	—	—	534	534	1,756
Foreign exchange effect	4,600	3,087	4,606	12,293	6,286	2,850	5,500	14,636	16,128
Expected credit loss at the end of year balances	73,907	84,309	92,881	251,097	53,384	88,347	67,012	208,743	237,760

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss during 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

	30.06.2021				30.06.2020				31.12.2020
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	85,321	901,602	1,426,470	2,413,393	384,989	332,697	340,914	1,058,600	1,058,600
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	200,220	—	—	200,220	93,163	—	—	93,163	185,014
Assets derecognized or matured (excluding write-offs)	(40,863)	(23,333)	(13,799)	(77,995)	(23,621)	(14,975)	(6,035)	(44,631)	(125,246)
Transfers to Stage 1	59,909	(58,678)	(1,231)	—	51,741	(50,260)	(1,481)	—	—
Transfers to Stage 2	(68,904)	74,588	(5,684)	—	(86,674)	91,117	(4,443)	—	—
Transfers to Stage 3	(38,360)	(205,011)	243,371	—	(23,747)	(129,863)	153,610	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(45,916)	4,031	304,883	262,998	(38,493)	958,712	289,584	1,209,803	1,908,097
Others	(71,892)	(7,050)	29,428	(49,514)	116,016	43,765	(515)	159,266	144,988
Total	(5,806)	(215,453)	556,968	335,709	88,385	898,496	430,720	1,417,601	2,112,853
Write-offs	—	—	(930,224)	(930,224)	—	—	(292,112)	(292,112)	(868,121)
Recovery of written–off loans	—	—	85,107	85,107	—	—	43,666	43,666	100,760
Foreign exchange effect	26	361	1,425	1,812	30	561	1,355	1,946	9,301
Expected credit loss at the end of year balances	79,541	686,510	1,139,746	1,905,797	473,404	1,231,754	524,543	2,229,701	2,413,393

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss during 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

	30.06.2021				30.06.2020				31.12.2020
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	11,123	62,782	114,079	187,984	9,418	22,788	89,476	121,682	121,682
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,994	—	—	1,994	920	—	—	920	2,125
Assets derecognized or matured (excluding write-offs)	(1,021)	(355)	(5,073)	(6,449)	(434)	(331)	(4,469)	(5,234)	(13,556)
Transfers to Stage 1	2,465	(2,465)	—	—	10,042	(10,042)	—	—	—
Transfers to Stage 2	(790)	6,259	(5,469)	—	(721)	6,855	(6,134)	—	—
Transfers to Stage 3	(855)	(1,875)	2,730	—	(191)	(5,497)	5,688	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(1,946)	(2,634)	8,332	3,752	(7,806)	103,997	11,840	108,031	100,318
Others	(1,431)	(6,762)	2,073	(6,120)	(2,486)	(259)	(55,204)	(57,949)	(25,139)
Total	(1,584)	(7,832)	2,593	(6,823)	(676)	94,723	(48,279)	45,768	63,748
Write-offs	—	—	(1,691)	(1,691)	—	—	(999)	(999)	(4,350)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	478	437	3,701	4,616	161	552	4,367	5,080	6,904
Expected credit loss at the end of year balances	10,017	55,387	118,682	184,086	8,903	118,063	44,565	171,531	187,984

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss during 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

	30.06.2021				30.06.2020				31.12.2020
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	12,525	82,783	50,406	145,714	12,792	14,889	40,566	68,247	68,247
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,705	—	—	4,705	35,325	—	—	35,325	145,290
Assets derecognized or matured (excluding write-offs)	(896)	(1,434)	(954)	(3,284)	(2,061)	(515)	(751)	(3,327)	(6,545)
Transfers to Stage 1	28,060	(27,878)	(182)	—	2,615	(2,615)	—	—	—
Transfers to Stage 2	(6,705)	6,707	(2)	—	(4,283)	4,357	(74)	—	—
Transfers to Stage 3	(1,283)	(18,606)	19,889	—	(477)	(4,454)	4,931	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(18,860)	21,423	34,150	36,713	(1,465)	52,603	11,733	62,871	78,730
Others	(10,279)	(14,764)	477	(24,566)	(27,083)	2,862	(266)	(24,487)	(118,528)
Total	(5,258)	(34,552)	53,378	13,568	2,571	52,238	15,573	70,382	98,947
Write-offs	—	—	(35,251)	(35,251)	—	—	(19,453)	(19,453)	(25,672)
Recovery of written–off loans	—	—	1,807	1,807	—	—	1,936	1,936	3,879
Foreign exchange effect	43	5	95	143	26	5	230	261	313
Expected credit loss at the end of year balances	7,310	48,236	70,435	125,981	15,389	67,132	38,852	121,373	145,714

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss during 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.06.2021				30.06.2020				31.12.2020
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	15,741	18,945	23,037	57,723	16,367	4,720	18,607	39,694	39,694
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,773	—	—	4,773	1,541	—	—	1,541	5,816
Assets derecognized or matured	(4,276)	(672)	(1,289)	(6,237)	(981)	(494)	(45)	(1,520)	(3,753)
Transfers to Stage 1	145	(134)	(11)	—	1,820	(1,820)	—	—	—
Transfers to Stage 2	(384)	384	—	—	(632)	632	—	—	—
Transfers to Stage 3	(535)	(299)	834	—	(39)	(17)	56	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(53)	(140)	1,026	833	(1,604)	520	564	(520)	6,698
Others	2,356	4,789	(700)	6,445	7,912	1,193	(822)	8,283	8,192
Total	2,026	3,928	(140)	5,814	8,017	14	(247)	7,784	16,953
Write-offs	—	—	—	—	—	—	—	—	—
Foreign exchange effect	419	224	29	672	520	233	33	786	1,076
Expected credit loss at the end of year balances	18,186	23,097	22,926	64,209	24,904	4,967	18,393	48,264	57,723

(*)

With the purpose of reflecting the impact of the uncertainty due to Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk stages led to incurrence of higher provisions for expected losses during the year 2020, see Note 30.1(d.5) of the audited annual consolidated financial statements.

7.	Investment property
(a)	This caption is made up as follows:

	30.06.2021	31.12.2020	Acquisition or construction year	Valuation methodology as of Jun 30, 2021 and as of December 31, 2020
	S/(000)	S/(000)
Land
San Isidro – Lima	285,607	241,112	2009	Appraisal
San Martín de Porres – Lima	84,109	79,080	2015	Appraisal
Sullana	18,862	17,703	2012	Appraisal
Santa Clara – Lima	15,089	14,162	2017	Appraisal
Others	9,498	9,161	-	Appraisal/Cost
	413,165	361,218
Completed investment property - “Real Plaza” Shopping Malls
Talara	35,360	34,982	2015	DCF
	35,360	34,982
Buildings
Orquídeas - San Isidro – Lima	165,294	158,825	2017	DCF
Ate Vitarte – Lima	113,720	109,980	2006	DCF/Appraisal
Piura (d)	112,035	107,992	2008/2020	DCF/Appraisal
Paseo del Bosque (d)	108,770	—	2021	DCF
Chorrillos – Lima	68,432	67,424	2017	DCF
Chimbote	44,249	42,805	2015	DCF
Cusco	32,716	31,586	2017	DCF
Maestro-Huancayo	32,667	32,395	2017	DCF
Pardo y Aliaga – Lima	22,596	21,285	2008	DCF
Panorama – Lima	20,657	20,449	2016	DCF
Trujillo	18,758	18,111	2016	DCF
Cercado de Lima – Lima	15,801	14,697	2017	DCF
Others	22,526	22,229	-	DCF
	778,221	647,778

Total	1,226,746	1,043,978

DCF: Discounted cash flow

i)	As of June 30, 2021 and December 31, 2020, there are no liens on investment property.

(b)	The net gain on investment properties as of June 30, 2021 and 2020, consists of the following:

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Gain on valuation of investment property	56,595	6,483
Income from rental of investment property	23,919	19,381
Total	80,514	25,864

(c)	The movement of investment property is as follows:

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Beginning of period balances	1,043,978	972,096
Additions (d)	124,557	52,661
Valuation gain	56,595	6,483
Others	1,616	—
Balance as of June 30	1,226,746	1,031,240
Balance as of December 31, 2020		1,043,978

(d)

During 2021, it mainly corresponds to the purchase of the "Paseo del Bosque" building, which was purchased from third parties. During 2020, it mainly corresponds to outlays related to the purchase of the “Piura” building, which was purchased from a related entity and for cash.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	700,103	395,249
Other accounts receivable, net	434,975	357,783
Operations in process	174,814	93,933
Accounts receivable from sale of investments	155,223	111,237
Assets for technical reserves for claims and premiums by reinsurers	55,699	59,235
Others	32,277	35,952
	1,553,091	1,053,389
Non-financial instruments
Income Tax paid to recover	252,288	149,356
Deferred charges	93,242	52,939
Investments in associates	80,504	70,344
Realizable assets, received as payment and seized through legal actions	22,910	23,224
Prepaid rights to related entity, Note 20(f)	3,400	3,400
Others	5,459	2,377
	457,803	301,640
Total	2,010,894	1,355,029
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	608,853	505,177
Other accounts payable	567,175	421,364
Accounts payable related to derivative financial instruments (b)	392,363	271,326
Operations in process	317,047	175,194
Accounts payable for acquisitions of investments	283,391	185,432
Lease liabilities	238,432	269,755
Workers’ profit sharing and salaries payable	113,188	110,640
Allowance for indirect loan losses, Note 6(d.2)	64,209	57,723
Accounts payable to reinsurers and coinsurers	8,356	7,176
	2,593,014	2,003,787
Non-financial instruments
Provision for other contingencies	53,932	48,711
Taxes payable	48,344	38,853
Deferred income	42,751	46,976
Others	6,961	7,825
	151,988	142,365
Total	2,745,002	2,146,152

(b)	The following table presents, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of June 30, 2021 and December 31, 2020:

As of June 30, 2021	Asset	Liability	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	56,121	132,469	7,882,759	—	Between July 2021 and December 2022	—	—
Interest rate swaps	67,588	61,504	3,515,137	—	Between July 2021 and June 2036	—	—
Currency swaps	234,624	115,940	4,998,840	—	Between July 2021 and April 2028	—	—
Cross currency swaps	—	82,282	227,075	—	January 2023	—	—
Options	—	168	22,154	—	Between July 2021 and March 2022	—	—
	358,333	392,363	16,645,965	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	248,805	—	1,701,378	10,973	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	92,965	—	578,700	22,074	October 2027	Senior bonds	Bonds, notes and obligations outstanding
	341,770	—	2,280,078	33,047
	700,103	392,363	18,926,043	33,047

As of December 31, 2020	Asset	Liability	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	23,512	13,935	3,661,038	—	Between January 2021 and December 2022	—	—
Interest rate swaps	140,906	139,531	4,382,535	—	Between May 2021 and June 2036	—	—
Currency swaps	69,007	50,192	2,520,758	—	Between April 2021 and April 2028	—	—
Cross currency swaps	—	67,523	213,125	—	January 2023	—	—
Options	—	145	22,700	—	Between January 2021 and June 2021	—	—
	233,425	271,326	10,800,156	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	126,839	—	1,596,861	(10,768)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	34,985	—	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS) (*)	—	—	—	964	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	677	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	681	—	—	—
	161,824	—	2,140,011	(14,350)
	395,249	271,326	12,940,167	(14,350)

(*)As of December 31, 2020, it corresponded to derivative financial instruments whose hedge items were cancelled in 2020.

(i)	As of June 30, 2021 and December 31, 2020, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of June 30, 2021 and December 31, 2020.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Saving deposits	19,580,487	17,852,282
Demand deposits	16,691,969	13,832,262
Time deposits	11,852,352	13,534,993
Compensation for service time	1,361,042	1,923,698
Other obligations	5,873	6,040
Total	49,491,723	47,149,275

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of June 30, 2021 and December 31, 2020, approximately S/14,623,503,000 and S/14,020,602,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Perú- BCRP (b)	6,330,153	7,736,322
Promotional credit lines (c)	1,534,225	1,453,397
Loans received from foreign entities (d)	1,026,537	427,278
Loans received from Peruvian entities	100,366	1,117
	8,991,281	9,618,114
Interest and commissions payable	36,161	42,763
	9,027,442	9,660,877
By term -
Short term	1,659,944	1,769,403
Long term	7,367,498	7,891,474
Total	9,027,442	9,660,877

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2020, Interbank took part in the public auction of funds of the BCRP within the framework “Reactiva Peru” program, Note 1(b).

As of June 30, 2021 and December 31, 2020, it includes operations of loan reports represented by securities according to which Interbank receives a debt in local currency for approximately S/5,432,137,000 and S/5,887,938,000, respectively, and gives as guarantee, commercial and micro and small business loans; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.06.2021	31.12.2020
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	91,000
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,900	137,900
						228,900	228,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,908	149,881
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	192,691	180,819
						342,599	330,700
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	96,450	90,525
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	77,085	72,420
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	77,160	72,420
						250,695	235,365
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000
Total local issuances						972,194	944,965
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,149,520	1,078,493
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/ 312,000	311,356	311,282
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,531,947	1,436,818
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,839,529	1,714,707
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,154,296	1,082,915
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,138,036	1,065,482
Total international issuances						7,124,684	6,689,697
Total local and international issuances						8,096,878	7,634,662
Interest payable						154,029	144,089
Total						8,250,907	7,778,751

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of June 30, 2021 and December 31, 2020, the international issuances are subject to the presentation of audited financial statements on an annual basis and unaudited financial statements on a quarterly basis. In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of June 30, 2021 and December 31, 2020.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,350,374	12,298,075
Technical reserves for claims (c)	217,346	203,648
	11,567,720	12,501,723
By term -
Short term	1,089,713	1,035,915
Long term	10,478,007	11,465,808
Total	11,567,720	12,501,723

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of June 30, 2021 and 2020, is as follows:
	30.06.2021						30.06.2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456
Insurance subscriptions	213,876	—	1,422	26,137	—	241,435	116,911	—	1,055	30,371	—	148,337
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	—	—	292,499	292,499
Time passage adjustments	(1,256,202)	(142,480)	73,762	(29,931)	(70,311)	(1,425,162)	(286,026)	(20,283)	40,725	(24,640)	(4,225)	(294,449)
Maturities and recoveries	—	—	(29,206)	—	—	(29,206)	—	—	(22,131)	—	—	(22,131)
Foreign exchange	220,094	—	44,789	297	52	265,232	215,336	—	39,498	200	(416)	254,618
Balance as of June 30	9,626,223	602,812	836,938	34,518	249,883	11,350,374	9,787,462	759,172	689,948	47,004	318,744	11,602,330
Balance as of December, 31							10,448,455	745,292	746,171	38,015	320,142	12,298,075

(*)

In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth "Mapfre", an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption "Intangibles and goodwill, net".

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves, are the following:

Type	Mortality table		Interest rate
	30.06.2021	31.12.2020	30.06.2021	31.12.2020
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		3.83% in US$	3.53% in US$
	with improvement factor for mortality		3.82% in S/ VAC 6.44% in adjusted S/	2.05% in S/ VAC 5.07% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor mortality		3.82% in S/ VAC	2.05% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.82% in S/ VAC	2.05% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of June 30, 2021 and December 31, 2020, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	30.06.2021			31.12.2020
		Variation in reserves			Variation in reserves
	Reserves	Amount	Percentage	Reserves	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	8,729,356	(896,868)	(9.32)	9,363,723	(1,084,732)	(10.38)
Changes in interest rate: - 100 bps	10,727,872	1,101,649	11.44	11,778,806	1,330,351	12.73
Changes in mortality table at 105%	9,539,037	(87,187)	(0.91)	10,333,990	(114,465)	(1.10)
Changes in mortality table at 95%	9,737,087	110,863	1.15	10,568,733	120,278	1.15
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	543,506	(59,307)	(9.84)	660,001	(85,291)	(11.44)
Changes in interest rate: - 100 bps	674,785	71,972	11.94	851,384	106,092	14.23
Changes in mortality table at 105%	595,859	(6,953)	(1.15)	735,321	(9,971)	(1.34)
Changes in mortality table at 95%	610,090	7,278	1.21	755,775	10,484	1.41
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	220,056	(29,827)	(11.94)	274,323	(45,819)	(14.31)
Changes in interest rate: - 100 bps	287,864	37,982	15.20	380,684	60,542	18.91
Changes in mortality table at 105%	248,054	(1,828)	(0.73)	317,191	(2,951)	(0.92)
Changes in mortality table at 95%	251,786	1,904	0.76	323,233	3,091	0.97

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are also listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As of June 30, 2021 and December 31, 2020, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which were paid on May 6, 2021.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

(b)     Treasury stock -

As of June 30, 2021 and December 31, 2020, the Company and some Subsidiaries held 29,574 and 24,824 shares issued by IFS, respectively, with an acquisition cost equivalent to S/3,314,000 and S/2,769,000, respectively.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of June 30, 2021 and December 31, 2020, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

In Group Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(e)	Reserves -

The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas, are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru, are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any 12 months period, shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed.
(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of June 30, 2021 and December 31, 2020, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

As of June 30, 2021, the following taxable periods are subject to inspection by the Tax Authority:

- Interbank: Income Tax returns for the years 2016 to 2020, and Value-Added-Tax returns for the years 2016 to 2020.

-	Interseguro: Income Tax returns for the years 2015, 2017, 2018, 2019 and 2020, and Value-Added-Tax returns for the years 2015 to 2020.
-	Hipotecaria Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2019.

- Seguros Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

On July 6, 2020 and December 28, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court notified to Interbank its ruling regarding Interbank’s Income Tax 2003 and prepaid income tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT, thus reaffirming the position held by Interbank regarding that interest in suspense does not constitute taxable income.

As of June 30, 2021, the tax liability requested for this concept and other minor contingencies amounts to approximately S/420,000,000, which includes the tax, fines and interest arrears, of which S/332,000,0000  corresponded to interest in suspense and S/88,000,000 corresponded to other repairs (as of December 31, 2020, the tax liability requested for this concept and other minor contingencies amounts to approximately S/382,000,000, which includes the tax, fines and interest arrears, of which S/293,000,0000  corresponded to interest in suspense and S/89,000,000 corresponded to other repairs). From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of Interbank’s position; as consequence, no provision has been recorded for this contingency as of June 30, 2021 and December 31, 2020.

On February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. To such date, the tax debt requested by SUNAT amounts to approximately S/50,000,000. The main concept observed was the deduction of loan write-offs without proof by the SBS. As of June 30, 2021 and December 31, 2020, the tax debt requested for this concept and other minor contingencies amounts to approximately S/40,000,000, which comprises the tax, penalties and moratorium interest.

On April 26, 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014. To date, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. To date, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. On August 27, 2020, Interbank filed a complaint appeal which is pending resolution. In this regard, on April 21, 2021, Interbank was notified with the Intendancy Resolution No. 0150140015891 in which the aforementioned claim was declared founded in part; likewise, resolved to declare the nullity of the Determination Resolution and Fine. On May 10, 2021, Interbank filed the respective appeal against the aforementioned Resolution, which is pending resolution.

On February 12, 2021, Interbank was notified with a Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through such Resolution, SUNAT increased the alleged tax debt from S/1,000,000 to S/35,000,000, because as a consequence of such Resolution of Compliance certain deductions previously recognized by SUNAT were unrecognized. Interbank´s Management and its legal advisors will appeal such Resolution before the Tax Court, and in its opinion, no additional liabilities for Interbank will result as consequence of this matter.

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of June 30, 2021 and December 31, 2020.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. As of the date of this report, SUNAT has not appealed to this Resolution.

On May 03, 2021, SUNAT notified Interseguro about the beginning of the partial audit process of the Income Tax corresponding to the year 2017. To date, said audit is under process.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of June 30, 2021 and December 31, 2020.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the six-month ended as of June 30,
	2021	2020
	S/(000)	S/(000)
Current – Expense	93,078	58,287
Deferred – Expense (income)	101,423	(249,394)
	194,501	(191,107)

15.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,607,476	1,933,063
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	31,837	(136,637)
Interest on investments at fair value through other comprehensive income	426,143	373,330
Interest on investments at amortized cost	64,225	54,160
Dividends on financial instruments	53,707	41,180
Interest on due from banks and inter-bank funds	12,530	24,282
Other interest and similar income	2,111	2,325
Total	2,198,029	2,291,703
Interest and similar expenses
Interest on bonds, notes and other obligations	(207,957)	(192,001)
Interest and fees on deposits and obligations	(159,106)	(317,393)
Interest and fees on obligations with financial institutions	(77,524)	(91,522)
Deposit insurance fund fees	(32,563)	(25,545)
Interest on lease payments	(7,167)	(8,373)
Other interest and similar expenses	(12,347)	(11,502)
Total	(496,664)	(646,336)
(*)

For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. The impact of the recalculation as of December 31, 2020 amounted approximately to S/134,376,000 and it was recorded as an income reduction.

The amount recorded as of June 30, 2021 amounted to S/31,837,000 and corresponds to the recovery of the interest recorded for rescheduling loans.

16.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	250,868	230,612
Banking services fees	113,101	98,440
Funds management	93,137	75,110
Contingent loans fees	32,127	24,354
Collection services	25,199	18,304
Brokerage and custody services	4,942	3,902
Others	33,046	23,135
Total	552,420	473,857
Expenses
Credit cards	(52,841)	(53,391)
Credit life insurance premiums	(34,715)	(28,896)
Foreign banks fees	(16,790)	(6,186)
Local banks fees	(6,888)	(2,596)
Registry expenses	(587)	(486)
Brokerage and custody services	(532)	(273)
Others	(38,194)	(19,145)
Total	(150,547)	(110,973)
Net	401,873	362,884

17.	Other income and (expenses)
(a)	This caption is comprised of the following:

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Other income
Income from investments in associates	14,176	999
Services rendered to third parties	4,206	1,201
Other technical income from insurance operations	3,618	4,835
Income from ATM rentals	2,304	1,915
Gain from sale of written-off-loans	1,463	107
Other income	13,462	5,761
Total other income	39,229	14,818
Other expenses
Commissions from insurance activities	(20,779)	(24,046)
Sundry technical insurance expenses	(29,805)	(9,824)
Provision for sundry risk	(4,354)	(3,220)
Donations	(2,403)	(3,031)
Expenses related to rental income	(727)	(577)
Other expenses	(24,842)	(22,512)
Total other expenses	(82,910)	(63,210)

18.	Net premiums earned

(a)   This caption is comprised of the following:

	Premiums assumed		Adjustment of technical reserves		Gross premiums (*)		Premiums ceded to reinsurers		Net premiums earned
	30.06.2021	30.06.2020	30.06.2021	30.06.2020	30.06.2021	30.06.2020	30.06.2021	30.06.2020	30.06.2021	30.06.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	241,928	116,363	(91,262)	(36,261)	150,666	80,102	—	—	150,666	80,102
Group life	66,713	73,531	(2,003)	(4)	64,710	73,527	(3,237)	(2,415)	61,473	71,112
Individual life	83,722	64,246	(44,739)	(19,140)	38,983	45,106	(2,568)	(2,198)	36,415	42,908
Retirement, disability and survival	5,023	4,492	2,809	4,006	7,832	8,498	(262)	(238)	7,570	8,260
Others	(1)	1	(3,433)	571	(3,434)	572	—	—	(3,434)	572
Total life insurance	397,385	258,633	(138,628)	(50,828)	258,757	207,805	(6,067)	(4,851)	252,690	202,954
Total general insurance	45,719	44,113	3,688	(5,998)	49,407	38,115	(42)	(111)	49,365	38,004
Total general	443,104	302,746	(134,940)	(56,826)	308,164	245,920	(6,109)	(4,962)	302,055	240,958

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)

The variation of the adjustment of technical reserves is due mainly to aging over time. During 2020, the Management performed a detail analysis on the nature of the product “Renta Particular Plus – Vitalicio”, for which a majority  of contracts (policies) had an important insurance component and it was determined to reclassify an amount of S/2,810,000 from “Interest and similar expenses” into the caption “Net premium earned” for S/1,693,000 and “Net claims incurred for life insurance and others” for S/4,503,000, according to IFRS 4.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others for the six-month periods ended June 30, 2021 and 2020 is presented below:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	30.06.2021	30.06.2020	30.06.2021	30.06.2020	30.06.2021	30.06.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(333,385)	(308,166)	—	—	(333,385)	(308,166)
Group life	(82,590)	(22,002)	7,151	1,256	(75,439)	(20,746)
Individual life	(18,809)	(5,673)	3,141	802	(15,668)	(4,871)
Retirement (disability and survival)	(25,253)	(23,514)	3,249	4,264	(22,004)	(19,250)
Others	(7,724)	(5,416)	355	(685)	(7,369)	(6,101)
General insurance	(12,070)	(7,965)	9	5	(12,061)	(7,960)
	(479,831)	(372,736)	13,905	5,642	(465,926)	(367,094)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2020
Balance as of January 1, 2020	115,446	115,446	180	115,446
Sale of treasury stock	4	4	82	2
Purchase of treasury stock	(3)	(3)	109	(2)
Balance as of June 30, 2020	115,447	115,447		115,446
Net loss attributable to IFS S/(000)				(310,107)
Basic and diluted loss per share attributable to IFS’s shareholders (Soles)				(2.686)
Period 2021
Balance as of January 1, 2021	115,423	115,423	180	115,423
Sale of treasury stock	1	1	171	0
Purchase of treasury stock	(6)	(6)	112	(4)
Balance as of June 30, 2021	115,418	115,418		115,419
Net earnings attributable to IFS S/(000)				979,711
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				8.488

20.	Transactions with related parties and affiliated entities
(a)	The table below presents the main transactions with related parties and affiliated companies as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma	113,700	107,530
Others	109	107
	113,809	107,637
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	322,901	339,945
Corporate bonds - InRetail Shopping Malls S.A.	44,662	53,358
Corporate bonds - Colegios Peruanos S.A.	22,760	1,193
	390,323	394,496
Loans, net (b)	1,353,951	1,196,143
Accounts receivable from UTP (h)	80,577	79,504
Accounts receivable from Homecenters Peruanos S.A. (g)	42,206	40,128
Accounts receivable from Compañía Iberoamericana de Plásticos	—	10,962
Accounts receivable from derivative financial instruments	7,228	4,276
Accounts receivable from Colegios Peruanos S.A.	5,770	3,634
Other assets (f)	10,424	6,921
Liabilities
Deposits and obligations	1,161,257	849,906
Other liabilities	680	567
Off-balance sheet accounts
Indirect loans (b)	84,052	124,366

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	33,820	35,859
Interest and similar expenses	(1,252)	(6,296)
Valuation of financial derivative instruments	64	2,313
Rental income	13,564	9,352
Administrative expenses	(18,891)	(23,714)
Others, net	16,593	2,963

(b)	As of June 30, 2021 and December 31, 2020, the detail of loans is the following:

	30.06.2021			31.12.2020
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,005,202	38,521	1,043,723	931,746	46,967	978,713
Associates	348,749	45,531	394,280	264,397	77,399	341,796
	1,353,951	84,052	1,438,003	1,196,143	124,366	1,320,509

(c)

As of June 30, 2021 and December 31, 2020, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of June 30, 2021 and December 31, 2020, direct loans to employees, directors and executives amounted to S/232,295,000 and S/222,076,000, respectively; said loans are repaid monthly and bear interest at market rates. There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the six-month periods ended June 30, 2021 and 2020, is presented below:

	30.06.2021	30.06.2020
	S/(000)	S/(000)
Salaries	13,580	12,380
Board of Directors’ compensations	1,818	2,261
Total	15,398	14,641

(e)	As of December 31, 2020, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/342,000.
(f)

During the year 2020, the Bank signed a framework contract to cede the use of commercial spaces for the installation of Money Market stores and/or ATMs in the facilities of Supermercados Peruanos S.A. for a period of 5 years. As of June 30, 2021 and December 31, 2020, the balance corresponds to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$1,000,000, equivalent to approximately S/3,400,000.

(g)	Corresponds to a loan granted by Interseguro with maturity in 2046 that bears interest at market rates.
(h)	As of June 30, 2021 and December 31, 2020, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the six-month periods ended June 30, 2021 and 2020:

	30.06.2021					30.06.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance (**)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	2,385,949	899,969	275,458	(3,652)	3,557,724	2,405,570	637,960	82,289	(3,630)	3,122,189
Inter-segment	(19,132)	—	(18,552)	37,684	—	(24,544)	—	1,269	23,275	—
Total income	2,366,817	899,969	256,906	34,032	3,557,724	2,381,026	637,960	83,558	19,645	3,122,189
Consolidated statement of income data
Interest and similar income	1,746,324	366,269	77,088	8,348	2,198,029	1,890,247	318,466	74,369	8,621	2,291,703
Interest and similar expenses	(429,278)	(45,154)	(19,117)	(3,115)	(496,664)	(576,639)	(40,514)	(28,053)	(1,130)	(646,336)
Net interest and similar income	1,317,046	321,115	57,971	5,233	1,701,365	1,313,608	277,952	46,316	7,491	1,645,367
Impairment loss on loans, net of recoveries	(366,831)	—	(18)	—	(366,849)	(1,603,139)	—	(27)	—	(1,603,166)
(Loss) recovery due to impairment of financial investments	(405)	40,427	(554)	—	39,468	(35)	(45,229)	(7,132)	—	(52,396)
Net interest and similar income after impairment loss on loans	949,810	361,542	57,399	5,233	1,373,984	(289,566)	232,723	39,157	7,491	(10,195)
Fee income from financial services, net	323,146	(2,090)	98,433	(17,616)	401,873	303,375	(2,303)	83,444	(21,632)	362,884
Net gain on sale of financial investments	105,045	96,178	20,246	—	221,469	67,759	58,166	(40,490)	—	85,435
Other income	211,434	137,557	79,691	5,616	434,298	144,189	22,673	(35,034)	9,381	141,209
Total net premiums earned minus claims and benefits	—	(163,871)	—	—	(163,871)	—	(126,136)	—	—	(126,136)
Depreciation and amortization	(117,167)	(12,602)	(7,355)	2,912	(134,212)	(114,211)	(12,810)	(7,520)	2,893	(131,648)
Other expenses	(706,351)	(145,912)	(58,898)	7,545	(903,616)	(637,883)	(115,354)	(53,953)	11,722	(795,468)
Income (loss) before translation result and Income Tax	765,917	270,802	189,516	3,690	1,229,925	(526,337)	56,959	(14,396)	9,855	(473,919)
Translation result	1,850	(24,846)	(7,004)	(21,123)	(51,123)	(1,819)	(20,060)	(5,635)	(2,083)	(29,597)
Income Tax	(173,695)	—	(6,033)	(14,773)	(194,501)	181,908	—	(2,015)	11,214	191,107
Net profit (loss) for the period	594,072	245,956	176,479	(32,206)	984,301	(346,248)	36,899	(22,046)	18,986	(312,409)
Attributable to:
IFS’s shareholders	594,072	245,956	176,479	(36,796)	979,711	(346,248)	36,899	(22,046)	21,288	(310,107)
Non-controlling interest	—	—	—	4,590	4,590	—	—	—	(2,302)	(2,302)
	594,072	245,956	176,479	(32,206)	984,301	(346,248)	36,899	(22,046)	18,986	(312,409)

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)	As of June 30, 2020, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 18(a).

	30.06.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	70,330	124,557	5,013	26	199,926
Total assets	69,174,666	14,701,750	6,096,880	566,413	90,539,709
Total liabilities	62,756,369	13,689,407	4,932,012	(156,964)	81,220,824

	31.12.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	193,113	109,786	6,771	—	309,670
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the six-month period ended June 30, 2021, is S/3,333,925,000 in Peru and S/223,799,000 in Panama (for the six-month period ended June 30, 2020, was S/3,066,635,000 in Peru and S/55,554,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of June 30, 2021 is S/84,603,680,000 in Peru and S/5,936,029,000 in Panama (for the year ended December 31, 2020, was S/84,096,653,000 in Peru and S/4,139,376,000 in Panama).

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of June 30, 2021 and December 31, 2020, are presented below:

	30.06.2021					31.12.2020
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	19,410,364	19,410,364	—	—	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	—	—	—	—	—	18,105	18,105
Financial investments	2,535,854	17,791,509	1,146,676	2,804,093	24,278,132	2,042,777	18,153,492	1,373,548	2,707,298	24,277,115
Loans, net	—	—	—	41,408,262	41,408,262	—	—	—	40,519,423	40,519,423
Due from customers on acceptances	—	—	—	137,260	137,260	—	—	—	16,320	16,320
Other accounts receivable and other assets, net	700,103	—	—	852,988	1,553,091	395,249	—	—	658,140	1,053,389
	3,235,957	17,791,509	1,146,676	64,612,967	86,787,109	2,438,026	18,153,492	1,373,548	62,684,768	84,649,834
Financial liabilities
Deposits and obligations	—	—	—	49,491,723	49,491,723	—	—	—	47,149,275	47,149,275
Inter-bank funds	—	—	—	—	—	—	—	—	28,971	28,971
Due to banks and correspondents	—	—	—	9,027,442	9,027,442	—	—	—	9,660,877	9,660,877
Bonds, notes and other obligations	—	—	—	8,250,907	8,250,907	—	—	—	7,778,751	7,778,751
Due from customers on acceptances	—	—	—	137,260	137,260	—	—	—	16,320	16,320
Insurance contract liabilities	—	—	—	11,567,720	11,567,720	—	—	—	12,501,723	12,501,723
Other accounts payable, provisions and other liabilities	392,363	—	—	2,200,651	2,593,014	271,326	—	—	1,732,461	2,003,787
	392,363	—	—	80,675,703	81,068,066	271,326	—	—	78,868,378	79,139,704

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the Annual Consolidated Financial Statements.

Because of the pandemic scenario as consequence of Covid-19 explained in Note 1(b), the SBS, through Official Multiple Letters No. 10997-2020, 11150-2020 and 11170-2020, authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the mentioned regulations. In application of said rule, Interbank determined three types of rescheduling:

-Unilateral: loans that Interbank reschedules proactively over part of the loan’s balance.

-Landing: loans rescheduled at the client’s request over part of the loan’s balance.

-Structural: loans rescheduled proactively by the Bank or at the client’s request and over the entire loan’s balance.

It should be noted that the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the financial asset, see Note 30.1 (d.5) of the audited annual consolidated financial statements. On the other hand, with the purpose of reflecting in the statistical models the effect of said rescheduled loans in the calculation of the expected loss, it evaluated a series of expert judgments that comply with the regulating requirement, see Note 30.1 (d.6) of the audited annual consolidated financial statements.

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2021 and December 31, 2020, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2021
Derivatives, Note 8(b)	700,103	—	700,103	(193,225)	(137,152)	369,726
Total	700,103	—	700,103	(193,225)	(137,152)	369,726
As of December 31, 2020
Derivatives, Note 8(b)	395,249	—	395,249	(191,844)	(55,767)	147,638
Total	395,249	—	395,249	(191,844)	(55,767)	147,638

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2021 and December 31, 2020, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2021
Derivatives, Note 8(b)	392,363	—	392,363	(193,225)	(139,216)	59,922
Total	392,363	—	392,363	(193,225)	(139,216)	59,922
As of December 31, 2020
Derivatives, Note 8(b)	271,326	—	271,326	(191,844)	(70,559)	8,923
Total	271,326	—	271,326	(191,844)	(70,559)	8,923

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of June 30, 2021, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.849 per US$1 bid and S/3.866 per US$1 ask (S/3.618 and S/3.624 as of December 31, 2020, respectively). As of June 30, 2021, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.858 per US$1 (S/3.621 as of December 31, 2020).

The table below presents the detail of the Group’s position:

	As of June 30, 2021				As of December 31, 2020
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,578,362	9,200,272	631,730	19,410,364	7,232,836	10,959,492	573,154	18,765,482
Inter-bank funds	—	—	—	—	18,105	—	—	18,105
Financial investments	9,275,167	14,893,109	109,856	24,278,132	8,926,088	15,262,993	88,034	24,277,115
Loans, net	11,277,085	30,131,177	—	41,408,262	10,535,743	29,983,680	—	40,519,423
Due from customers on acceptances	137,260	—	—	137,260	16,320	—	—	16,320
Other accounts receivable and other assets, net	312,849	1,239,461	781	1,553,091	312,407	740,113	869	1,053,389
	30,580,723	55,464,019	742,367	86,787,109	27,041,499	56,946,278	662,057	84,649,834
Liabilities
Deposits and obligations	19,195,574	29,877,365	418,784	49,491,723	16,244,869	30,519,198	385,208	47,149,275
Inter-bank funds	—	—	—	—	28,971	—	—	28,971
Due to banks and correspondents	1,640,505	7,386,937	—	9,027,442	643,977	9,016,900	—	9,660,877
Bonds, notes and other obligations	7,355,147	895,760	—	8,250,907	6,887,363	891,388	—	7,778,751
Due from customers on acceptances	137,260	—	—	137,260	16,320	—	—	16,320
Insurance contract liabilities	4,384,075	7,183,645	—	11,567,720	4,905,233	7,596,490	—	12,501,723
Other accounts payable, provisions and other liabilities	685,694	1,902,574	4,746	2,593,014	530,180	1,440,976	32,631	2,003,787
	33,398,255	47,246,281	423,530	81,068,066	29,256,913	49,464,952	417,839	79,139,704
Forwards position, net	(2,385)	222,655	(220,270)	—	1,525,029	(1,369,873)	(155,156)	—
Currency swaps position, net	2,807,102	(2,807,102)	—	—	264,160	(264,160)	—	—
Cross currency swaps position, net	2,053,003	(2,053,003)	—	—	1,926,886	(1,926,886)	—	—
Options position, net	(60)	60	—	—	48	(48)	—	—
Monetary position, net	2,040,128	3,580,348	98,567	5,719,043	1,500,709	3,920,359	89,062	5,510,130

As of June 30, 2021, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$685,245,000, equivalent to S/2,643,675,000 (US$634,242,000, equivalent to S/2,296,590,000 as of December 31, 2020).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of June 30, 2021				As of December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	962,075	716,409	857,370	2,535,854	577,438	986,627	478,712	2,042,777
Debt instruments measured at fair value through other comprehensive income	10,386,303	7,133,549	—	17,519,852	10,247,432	7,654,920	—	17,902,352
Equity instruments measured at fair value through other comprehensive income	1,099,603	8,493	38,580	1,146,676	1,329,471	7,867	36,210	1,373,548
Derivatives receivable	—	700,103	—	700,103	—	395,249	—	395,249
	12,447,981	8,558,554	895,950	21,902,485	12,154,341	9,044,663	514,922	21,713,926
Accrued interest				271,657				251,140
Total financial assets				22,174,142				21,965,066
Financial liabilities
Derivatives payable	—	392,363	—	392,363	—	271,326	—	271,326

(*)	As of June 30, 2021 and December 31, 2020, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity. Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.). Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2021, there were no transfers of financial instruments from level 3 to level 1 or level 2, nor from level 1 to level 2.

Starting in 2020, the Group performed changes in the determination of the estimates for the fair value of these investments considering the nature of themselves, as well as the underlying assets and the information to which it had access on the valuation date; concluding that the best valuation method for these investments is the use of the net asset value (“NAV”).

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Initial balance as of January 1	514,922	487,352
Purchases	286,183	155,198
Sales	(31,709)	(272,711)
Gain recognized on the consolidated statement of income	126,554	145,083
Final balance	895,950	514,922

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of June 30, 2021					As of December 31, 2020
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	19,410,364	—	19,410,364	19,410,364	—	18,765,482	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	—	—	—	18,105	—	18,105	18,105
Investments at amortized cost	2,842,284	—	—	2,842,284	2,804,093	2,988,539	—	—	2,988,539	2,707,298
Loans, net	—	41,662,422	—	41,662,422	41,408,262	—	40,809,701	—	40,809,701	40,519,423
Due from customers on acceptances	—	137,260	—	137,260	137,260	—	16,320	—	16,320	16,320
Other accounts receivable and other assets, net	—	852,988	—	852,988	852,988	—	658,140	—	658,140	658,140
Total	2,842,284	62,063,034	—	64,905,318	64,612,967	2,988,539	60,267,748	—	63,256,287	62,684,768
Liabilities
Deposits and obligations	—	49,562,877	—	49,562,877	49,491,723	—	47,146,077	—	47,146,077	47,149,275
Inter-bank funds	—	—	—	—	—	—	28,971	—	28,971	28,971
Due to banks and correspondents	—	9,023,316	—	9,023,316	9,027,442	—	9,686,361	—	9,686,361	9,660,877
Bonds, notes and other obligations	7,087,564	1,319,861	—	8,407,425	8,250,907	6,856,829	1,405,383	—	8,262,212	7,778,751
Due from customers on acceptances	—	137,260	—	137,260	137,260	—	16,320	—	16,320	16,320
Insurance contract liabilities	—	11,567,720	—	11,567,720	11,567,720	—	12,501,723	—	12,501,723	12,501,723
Other accounts payable and other liabilities	—	2,200,651	—	2,200,651	2,200,651	—	1,732,461	—	1,732,461	1,732,461
Total	7,087,564	73,811,685	—	80,899,249	80,675,703	6,856,829	72,517,296	—	79,374,125	78,868,378

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2021 and December 31, 2020, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yielding of the assets under its management.

As of June 30, 2021 and December 31, 2020, the value of the managed off-balance sheet financial assets is as follows:

	30.06.2021	31.12.2020
	S/(000)	S/(000)
Investment funds	17,414,223	15,008,109
Mutual funds	5,143,452	5,980,724
Total	22,557,675	20,988,833